UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Second Amended
Form 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Gateway International Holdings, Inc.
(Name of Small Business Issuer in its Charter)

Nevada	88-0375818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2672 Dow Avenue Tustin, CA	92780
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (714) 630-6253

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                            Accelerated filer ☐

Non-accelerated filer      ☐                                           Smaller reporting company  ☒
(Do not check if a smaller reporting company)

Gateway International Holdings, Inc.
Table of Contents
Form 10

This Registration Statement on Form 10 includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on management’s beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading “Management Discussion and Analysis.” Forward-looking statements also include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “consider” or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company’s future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

Item 1.  Business.

Corporate History

Gateway International Holdings, Inc. (“We,” “Gateway” or “Company”) was incorporated in Nevada on September 24, 1997, under the name Gourmet Gifts, Inc. Prior to December 11, 2001, we were engaged in the business of catalogue retail gifts. At the time, our principal business activity entailed the packaging, sale and delivery of seasonal gourmet food and beverage items. However, due to difficulty in raising additional working capital to execute our business plan, we ceased operations, and subsequently completed a reverse merger with E.M. Tool Company, Inc., a California corporation d.b.a. Elite Machine Tool Company (“Elite Machine”).

Acquisition of Elite Machine and Reverse Acquisition Accounting

On December 11, 2001, we finalized an agreement to acquire 100% of the issued and outstanding capital stock of Elite Machine. Immediately prior to the merger, we had 100,000,000 shares authorized, of which 6,768,000 shares were outstanding. Pursuant to the merger, all of the outstanding shares of Elite Machine, aggregating 21,262 shares, were exchanged for shares of our common stock on a 1 to 1,274 basis or into 27,072,000 (net of 600,000 shares subsequently cancelled) shares of our common stock leaving a total of 33,240,000 shares of common stock issued and outstanding after the merger. Immediately after the merger, our previous officers and directors resigned and the executive officers and directors of Elite Machine were elected and appointed to such positions, thereby effecting a change of control.

Due to the change in voting control and change in senior management in Gateway as a result of the merger, the transaction was recorded as a “reverse-merger” whereby Elite Machine was considered to be the acquirer for accounting purposes. At the closing of the reverse merger, Elite Machine became our wholly-owned subsidiary and we changed our corporate name to Gateway International Holdings, Inc., effective January 28, 2002. After the merger, through Elite Machine, we were a company engaged in the acquisition, refurbishment, distribution and sales of pre-owned computer numerically controlled (“CNC”) machine tools to manufacturing customers across the United States of America. This was our sole business from this point until we acquired the additional businesses listed herein.

Acquisition of Eran Engineering, Inc.

In October, 2003, pursuant to a Stock Purchase Agreement, dated June 17, 2003, we acquired all the issued and outstanding shares of Eran Engineering, a California corporation, from its two shareholders, Hans B. Thallmayer and Alice Thallmayer, for an aggregate purchase price of $1,250,000. In addition to a cash payment of $650,000, which was credited to the purchase price, we executed a promissory note in favor of the sellers in the principal amount of $600,000, payable in three equal annual installments of $200,000 and accruing simple interest at the rate of six percent (6%) per annum. Our obligation under the promissory note was secured by the pledge by Lawrence A. Consalvi, a Director, and our then President and Chief Executive Officer (currently an Executive Vice President), and Joseph T.W. Gledhill, our Vice President and a Director, of a security interest in certain shares of our common stock worth approximately $4,285,716 as of the date of the pledge. Concurrently with the closing of the acquisition, Eran Engineering purchased from R & H Investments, a partnership owned by the two selling shareholders of Eran Engineering, the building in which Eran Engineering operates its business. The purchase price for the building was $1,250,000, and was paid as follows:

•	$650,000 in cash and;

•	A promissory note in the principal amount of $600,000, bearing simple interest at the rate of 6% per annum.

The cash portion of the purchase price paid by us for Eran Engineering and the building was financed pursuant to a term loan from Financial Federal Credit (“FFC”), in the principal amount of $1,300,000. The loan from FFC was primarily secured by a deed of trust on the building acquired by Eran Engineering and a security interest in all the equipment owned by Eran Engineering. This note has been paid in full.

Further, in connection with the acquisition, Eran Engineering entered into employment agreements with Erich Thallmayer to serve as the President and Chief Executive Officer of Eran Engineering at an annual base salary of $105,600 and with Hans Thallmayer to serve as its Operating Manager at an annual base salary of $90,000. Our Director and Vice President, Joseph T.W. Gledhill, subsequently replaced Erich Thallmayer as the company's President and Chief Executive Officer. Hans Thallmayer is no longer employed as the company's Operating Manager. We have no obligation to either Erich Thallmayer or Hans Thallmayer in connection with their past employment agreements.

As discussed below, Eran Engineering manufactures and assembles specialized, precision components used in equipment and machinery in the commercial aviation, medical, aerospace and defense industries. Joseph T.W. Gledhill, a Director and Executive Vice President of the Company, serves as the President of Eran Engineering.

Acquisition of CNC Sales, Inc.

All American CNC Sales, Inc. (“All American”) is a California corporation and was incorporated on November 4, 1993. All American was founded by our current Chief Executive Officer, Timothy D. Consalvi, and his wife. In October, 2004, pursuant to a share exchange agreement, we acquired all the outstanding shares of All American from Mr. Consalvi and his wife in exchange for 1,000,000 shares of our common stock. On December 21, 2005, we issued an additional 500,000 shares to the original shareholders pursuant to the earn-out provisions of the share exchange agreement, which provided that if All American’s gross profit exceeded the stated goal of $300,000 for each of fiscal year 2005 and fiscal year 2006, we would issue to the shareholders an aggregate of 250,000 shares for each year such target was reached. The stated target goals were reached for both years.

In connection with the acquisition, we entered into an employment agreement with Timothy Consalvi, the President and CEO of All American at the time of the exchange, for him to continue as President of All American. The agreement was superseded on November 20, 2006 with the execution of a new employment agreement under which Mr. Consalvi became our President and Chief Executive Officer. Timothy Consalvi was elected to our Board of Directors in March, 2005. Timothy Consalvi is the brother of Lawrence A. Consalvi, the President of Elite Machine and one of our Directors and an Executive Vice President.

As further described below, All American, is involved in selling new CNC machine tools.

Acquisition of Assets of CNC Repos, Inc..

On October 1, 2007, pursuant to a Asset Purchase Agreement, we acquired certain assets of CNC Repos, Inc., in exchange for 1,000,000 shares of our common stock. At the request of CNC Repos, these shares were delivered to Douglas Redoglia, Kenneth Collini, and Starr Garcia, all of whom were principals of CNC Repos. The primary assets we purchased from CNC Repos were the following: (i) all the rights to use CNC Repos, Inc., including any intellectual property in the name, (ii) all customer lists, contact lists, and vendor lists of CNC Repos, (iii) a list of all customers that purchased machines in that past 24 months, and (iv) a list of all banks and other financial institutions that CNC Repos had a relationship with over the past 36 months. CNC Repos was a company that was in the business of purchasing used CNC machines, refurbishing them, and reselling them to third parties, similar to Elite Machines.

In connection with the acquisition of these assets, we entered into employment agreements with Kenneth Collini and Douglas Redoglia, the President and Vice President of CNC Repos, respectively, at the time of the asset purchase. Under the terms of these employment agreements we hired Mr. Redoglia and Mr. Collini to assist our machine tools segment with the purchase and sale of used CNC machines each at an annual salary of $120,000 per year.

Former Acquisitions and Subsidiaries

In early 2007, our management elected to streamline our operations, reorganize our accounting, financial records and reporting systems, restructure our management team, and organize our business activities into two primary operating segments: the Machine Tools Group and the Precision Manufacturing Group. The restructuring of our management team included hiring Timothy Consalvi as our Chief Executive Officer, Lawrence A. Consalvi stepping down as our Chief Executive Officer, as well as Lloyd Leavitt, Robert Page and David Lyons resigning from our Board of Directors.

As part of this process, we divested ourselves, through a share re-exchange, of two prior operating subsidiaries that did not integrate with our new business operations and focus, primarily due to the time and resources of management and personnel required to manage and oversee those subsidiaries. Those two former subsidiaries are Nu-Tech Industrial Sales, Inc. and Gledhill/Lyons, Inc.

Nu-Tech Industrial Sales, Inc. (“Nu-Tech”). In March, 2005, we acquired Nu-Tech as a wholly-owned subsidiary from its two shareholders in an exchange of all the outstanding stock of Nu-Tech for an aggregate of 2,500,000 shares of our common stock. Nu-Tech is a company located in Southern California that supplies tools to the automotive, aerospace and medical equipment manufacturing industries. As part of the terms of the acquisition, Robert Page, the president of Nu-Tech, continued in that position. On March 23, 2007, we entered into a share exchange agreement with the original shareholders of Nu-Tech whereby we re-exchanged the shares in the earlier share exchange transaction. We exchanged all the Nu-Tech shares we held for the 2,500,000 shares of our common stock held by the Nu-Tech shareholders less 75,000 shares that those shareholders had previously sold.

Gledhill/Lyons, Inc., dba Accurate Technology (“Accurate”). In December, 2004, we acquired all the outstanding stock of Accurate from its shareholders in an exchange for an aggregate of 12,000,000 shares of our common stock. Accurate specializes in the manufacture of precision metal systems with a diverse client base in the aerospace, defense and automotive industries. In connection with the acquisition, Accurate entered into employment agreements with David Lyons, the President of Accurate, to serve as its President, and with William Gledhill, the Vice President of Accurate, to serve as its Vice President and elected Mr. Gledhill as one of our Directors. William Gledhill is the son of Joseph T.W. Gledhill, one of our Directors and the President of Eran Engineering. On March 23, 2007, we entered into a share exchange agreement with the past Accurate shareholders and re-exchanged all the Accurate shares for the 12,000,000 shares of our common stock held by the Accurate principals. As part of the divestiture of Accurate, William Gledhill resigned as one of our Directors.

In addition to divesting our ownership in Nu Tech and Accurate, as part of this reorganization we also streamlined other companies we had either acquired or formed. These companies have been either merged into our existing operations, dissolved, or both. The following is a description of these companies.

ESK Engineering, Inc. (“ESK”). In December, 2004, we acquired ESK Engineering Inc., a California corporation, as a wholly-owned subsidiary from its sole shareholder, Erich Thallmayer, formally the President of Eran Engineering, through an exchange of all of the outstanding stock of ESK for an aggregate of 219,780 shares of our common stock and a cash payment of $50,000. Prior to the acquisition, ESK had only one major customer: Eran Engineering. Shortly after the acquisition, we transferred the operations of ESK to Eran Engineering and dissolved ESK on June 25, 2007.

Spacecraft Machine Products, Inc (“Spacecraft”). In January, 2005, we acquired all the outstanding stock of Spacecraft Machine Products, Inc., a California corporation, in exchange for 600,000 shares of our common stock. The exchange agreement provided for the additional payment of 150,000 shares of our common stock in each year that Spacecraft met certain annual profit goals as follows: $200,000 gross profits by December 31, 2005, $300,000 gross profits by December 31, 2006, and $350,000 by December 31, 2007. We anticipated that the gross profits would exceed the combined profit targets specified in the exchange agreement, and accordingly, on December 21, 2005, our Board of Directors approved and issued all 450,000 contingent shares.

In connection with the acquisition of Spacecraft, we executed a promissory note in favor of the Leavitt Family Trust in the principal amount of $220,000 to be paid in equal monthly installments over a 60-month period, secured by our pledge of a security interest in the Spacecraft stock acquired pursuant to the share exchange. In addition, we issued a second promissory note in the principal amount of $75,000, payable in monthly installments of $6,250.

In connection with the original share exchange transaction, Lloyd R. Leavitt, III, previously the owner of Spacecraft, entered into an employment agreement with us to serve as our Chief Operating Officer during the six months following the closing of the acquisition of Spacecraft at an annual base salary of $115,000. On February 28, 2007, we negotiated a mutually-acceptable termination of his employment agreement.

Spacecraft had been in operation for over 35 years in Torrance, California, operating as a precision machine tool shop specializing in the manufacture of parts for the defense, aerospace and automotive industries. In July, 2005, the operations of Spacecraft were merged with Accurate Technology and we closed the manufacturing facilities of Spacecraft and sold all the equipment, furniture, fixtures and fittings in an auction pursuant to which we received proceeds of $560,000. We dissolved the Spacecraft corporate entity on June 25, 2007.

A-Line Capital Corporation (“A-Line”). We established A-Line Capital Corporation, a California corporation, in 2004, to provide financial services to consumers seeking financing for the purchase and/or lease of machine tools and equipment. Elite Machine and All American frequently sell machines that are financed through equipment lease financing companies that are not affiliated with us. A-Line was established to capture the income stream that was lost to equipment lease brokers in prior years and to provide equipment lease financing for transactions for our other subsidiaries. No financing agreements were entered into by A-Line and subsequently, we dissolved A-Line as part of our strategy to focus the time and skills of management on our core business.

The Enforcement Action

Our common stock was previously registered with the Securities and Exchange Commission (the “Commission”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Our stock was originally registered on or around September 1999. From September 1999 through our quarterly report for the quarter ended December 31, 2002, we filed the required quarterly and annual reports with the Commission as a reporting company under Exchange Act. However, beginning with our quarterly report for the quarter ended March 31, 2003 through our quarterly report for the quarter ended March 31, 2005 we failed to timely file compliant annual and quarterly reports. Our failure to file these reports was primarily caused by our failure to obtain financial documentation from two companies we acquired in late 2002, Bechler Cams, Inc. and Nelson Engineering, Inc. Our inability to obtain this financial information led to our auditors being unable to adequately review and audit our financial statements, as required under the Exchange Act. Although we requested this information from Bechler Cams, Inc. and Nelson Engineering, Inc., in hindsight there may have been additional actions our previous management and consultants could have taken to obtain this information. Additionally, with proper due diligence, our previous management and consultants should have obtained the financial statements and determined their ability to be audited prior to closing the acquisitions. These are two areas our new management and consultants have looked at closely since that time to ensure this does not occur in the future.

As a result of not getting the required reports on file, the Commission instituted an enforcement proceeding against us in April 2005. Although we were able to eventually file our delinquent reports by unwinding certain acquisitions, the Commission ruled that our audit reports and review were still non-compliant and after a hearing in front of an administrative law judge and a subsequent appeal heard by the Commission, on May 31, 2006, the Commission entered an Order finding the following: i) our conduct with respect to our reporting obligations was “serious, egregious, recurrent, and evidenced a high degree of culpability” as evidenced by our knowledge, through our then Chief Executive Officer, Lawrence A. Consalvi, of our reporting obligations and our failure to file a total of seven annual and quarterly reports due between May 2003 and December 2004; ii) our failure to notify the Commission of our inability to file our periodic reports; iii) our failure to terminate the registration of our common stock; iv) our failure to hire new auditors to replace Squar Milner after they resigned until eighteen months had passed; v) our continuation of an aggressive growth strategy during a time when we were not complying with our Exchange Act reporting requirements; vi) our failure to offer credible assurances against future violations of our reporting obligations under the Exchange Act; and vii) our failure to accept responsibility for our failure to meet our reporting obligations under the Exchange Act, and not taking all measures available to us to obtain the necessary financial information from Bechler Cams, Inc. and Nelson Engineering.

Based on these findings the Commission entered an Order Imposing Remedial Sanctions which revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act and ordered our then president and chief executive officer, Lawrence A. Consalvi, to cease and desist from causing any violations or future violations of the Exchange Act.

Due to the Commission’s decision to deregister our common stock we were de-listed from the OTC Bulletin Board and Pink Sheets. Our common stock is not currently listed on any national stock exchange or over-the-counter securities market.

The Remedial Measures and Re-Registration of our Common Stock

As a result of the Commission’s action, our management underwent a comprehensive review of the primary causes for our delinquent reports, and our inability to timely remedy these issues. Although the primary cause of our inability to file timely compliant reports was the breach of the acquisition agreements by the companies we acquired, there was also inadequate internal financial personnel in place to properly review these acquisitions and perform the day-to-day accounting functions necessary for a reporting company under the Exchange Act. In order to remedy these issues we have undergone numerous changes. With respect to our management, we have undergone the following changes: i) Lawrence A. Consalvi is no longer our President or Chief Executive Officer, but he is still on our Board of Directors and runs one of our subsidiaries, ii) Timothy D. Consalvi is now our President and Chief Executive Officer, and has been since November, 2006 when Lawrence A. Consalvi resigned from those positions; iii) Stephen M. Kasprisin, who has a long public company accounting background, was our full-time Chief Financial Officer from November 2006 until October 2007, and has recently agreed to serve as our part-time Chief Financial Officer until a full time replacement is hired; and iv) we hired Mr. Robert Crowson, as our full-time controller. With respect to our board of directors, we have appointed Mr. Kasprisin to our board of directors and removed the individuals that were related to subsidiaries we no longer own. We do not have an audit committee for our board of directors since all of our current directors are interested directors, however, Mr. Kasprisin is a financial expert. In addition to our changes to management and our board of directors, we have hired a financial consulting company to assist with our monthly, quarterly and annual financial statement preparation, and to assist our Chief Financial Officer and controller. We also have a new independent auditors and legal counsel.

These advisors, in conjunction with our management, have discussed the due diligence review, and legal and financial preparations, that must occur prior to closing any future acquisitions. These preparations include full legal review of any letters of intent and acquisition agreements prior to execution, and review of any target company’s financial statements and information by our Chief Financial Officer, controller and outside financial consultants, to ensure the target company’s financial information can be fully audited prior to completing any acquisition. Additionally, in preparation for becoming a reporting company under the Exchange Act, we will be conducting quarterly and annual evaluations, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As part of this process we have worked with our executives at the subsidiary level to ensure proper communication with our controller and Chief Financial Officer, and have provided our controller and Chief Financial Officer with outside financial consultants to assist as needed to ensure accurate and timely reporting of our financial information.

 Our management believes the changes to our management outlined above, as well as the new internal company procedures put in place, will help ensure that what occurred previously, the acquisition of third party companies from which we could not obtain the financial information necessary to file our required Exchange Act quarterly and annual reports, will not occur in the future, and will help ensure we are able to timely file our periodic reports under the Exchange Act.

Our management has elected to seek to re-register our common stock under Section 12 of the Exchange Act and become a reporting company, primarily, to ultimately seek to get re-listed on the OTC Bulletin Board in order to provide a market for our common stock for our hundreds of shareholders, many of which purchased our stock when it was registered under Section 12 and we were listed on the OTC Bulletin Board or Pink Sheets. Additionally, Section 12(g) of the Exchange Act requires a company to file a registration statement under that Act within 120 days when, on the last day of any fiscal year, the company's securities are held of record by at least 500 persons and the company has total assets exceeding $10,000,000. As of our fiscal year end June 30, 2007 and 2006, while we only had approximately 100 shareholders of record, we had total current assets totaling approximately $6.5 million and $20.5 million, respectively. Therefore, if we are able to maintain $10 million in total assets and we acquire additional shareholders of record we would, at some point in the future, be required to re-register our common stock. There are no plans currently underway to acquire additional shareholders. Third, as noted above, one of our business strategies is to acquire companies that are in one of our two primary industry segments. If our stock is publicly-traded it may enable us to acquire these target companies utilizing equity and, correspondingly, less cash. Although we do not have any new acquisitions targeted we may acquire additional companies in the future, and may issue stock to acquire these companies, causing dilution to our existing shareholders.

Business Overview

We currently conduct all of our operations through our three wholly-owned operating subsidiaries: Elite Machine, Eran Engineering, and All American. Through these subsidiaries we provide services and products to the machine tool industry, including the sale of new and refurbished CNC machines and the manufacture of precision metal components.

Our services and products are primarily marketed and sold to the aerospace, defense, medical, racing and recreational vehicle industries. Currently we manage the operations of these subsidiaries. In the future we hope to expand our business, both through the growing of our existing businesses and their client bases, as well as through acquisitions of third party operating companies that complement the products and services we currently offer through our subsidiaries.

During the past year, we streamlined our operations, reorganized our accounting, financial records and reporting systems, restructured our management team, and organized our business activities into two primary operating sectors: the Machine and Tools Group and the Precision Manufacturing Group. As discussed above, we divested ourselves, through a share re-exchange, of two prior operating subsidiaries that did not integrate with our new, streamlined business operations primarily due to the time and resources of management and personnel required to manage and oversee those subsidiaries. We also merged several other subsidiaries into our current three operating subsidiaries.

Machine Tools Group

The Machine Tools Group is composed of two of our subsidiaries, Elite Machine and All American., both of which are in the business of acquiring and selling computer numerically controlled (“CNC”) machines, and related tools, to manufacturing customers. The operations of this group also include the business generated from our purchase of certain assets of CNC Repos, Inc., as discussed above.

CNC machines use commands from an onboard computer to control the movement of cutting tools and the rotation speeds of the part being produced. The computer controls enable the operator to program specific operations, such as part rotation and tooling selection and movement, for a particular part and then store that program in memory for future use. Because CNC machines can manufacture parts unattended and operate at speeds faster than similar manually-operated machines, they can generate higher profits with less rework and scrap. Elite Machines specializes in selling used, refurbished CNC machines, while All American sells new machines it purchases from third party manufacturers.

For the nine months ended March 31, 2008, and the year ended June 30, 2007, the Machine and Tools Group accounted for $8,975,782 (68%) and $10,990,408 (66%) of our total revenue, respectively. All revenues for both periods were from sales to external third parties. This segment of our business also accounted for 54% and 42% of our gross profits for the nine months ended March 31, 2008, and the year ended June 30, 2007, respectively.

(a)	Company Overview

(1) E.M. Tool Company, Inc.

Elite Machine is a California corporation and was founded in 1990 by our Director and Executive Vice President, Lawrence A. Consalvi. Mr. Consalvi is also the President of Elite Machine. Through the reverse merger transaction described above, Elite Machines became our wholly-owned subsidiary, which today specializes in the sale of previously-owned CNC machine tools from CNC machine manufacturers like Mori Seiki, Matsuura and Kitamura. Elite Machine is one of the largest dealers of pre-owned CNC machine tools in the Western United States. Elite Machine purchases high-quality used CNC machinery from Japan, Europe, and the United States, and then inspects and repairs them prior to being refurbished for resale. The primary industry segments in which Elite Machine machines are utilized to make component parts are in the aerospace, military and medical fields.

(2) All American CNC Sales, Inc.

All American is a California corporation and was incorporated on November 4, 1993. All American was founded by Timothy D. Consalvi, our Chief Executive Officer. In October, 2004, pursuant to a share exchange agreement, we acquired all the outstanding shares of All American from Mr. Consalvi and his wife in exchange for 1,000,000 shares of our common stock. On December 21, 2005, we issued an additional 500,000 shares to the original shareholders for meeting certain earn-out provisions under the share exchange agreement.

All American specializes in the sale of new CNC machines throughout the Orange County, California market with a current customer base of over 530 companies, representing approximately a 10% market share in that area. The primary product lines offered through All American include: Fadal Vertical Machining Centers, Hwacheon CNC Turning Centers and Vertical Machining Centers, Kiwa CNC Horizontal Machining Centers, Visionwide CNC Bridge Mills, and Clausing Industrial CNC Vertical Machining Centers. The primary industry segments in which All American sells machines are in the aerospace, military and medical fields.

(b)	Principal Products and Services.

Both Elite Machines and All American are in the business of selling computer numerically controlled (“CNC”) machines. Neither company manufactures its own CNC machines. Elite Machines buys used CNC machines, refurbishes them and sells them, while All American sells new CNC machines manufactured by third parties. CNC machines use commands from an onboard computer to control the movement of cutting tools and the rotation speeds of the part being produced. The computer controls enable the operator to program specific operations, such as part rotation and tooling selection and movement, for a particular part and then store that program in memory for future use. The machines are then typically used to mass produce a particular part. This helps ensure all the same parts are identical. The machine can then be reprogrammed to manufacture a different part depending on the needs of the customer.

Elite Machines purchases all the used machines it sells and bears the risk of reselling the machine. Normally the machines sold by Elite Machines are sold “as is.” However, Elite Machines does offer a limited warranty to the purchasers of the used CNC machines it sells, but the company is planning on moving away from this practice. Currently, approximately 80% of Elite Machines’ customers are under some type of warranty with Elite Machines with most on a 30-day warranty.

All American typically does not purchase a machine from one of its manufacturers until a customer has ordered and purchased the machine from All American. However, at times, All American will purchase a CNC machine when it does not have a prospective customer to purchase the machine. This normally occurs when All American either needs a CNC machine for a showroom, management believes it needs one or more machines on hand to meet future customer demand, and/or when All American believes it can get a good deal from a manufacturer. Normally, the original manufacturer of the machine, not All American, is responsible for any problems or issues with the machine, since the machines are typically under warranty.

(c)	Product Manufacturing.

Neither Elite Machines nor All American manufacture any of its own products.

Elite Machine locates CNC machines for resale through relationships with past customers, the monitoring of both internet and direct mail sale boards, and personal relationships with machine tool companies. Elite Machine purchases the machines on terms and in some cases cash on delivery. Machines are purchased based upon the desirability of the model and make and the age and condition of the machine. Refurbishment generally entails cleaning the machine, spot painting and testing for basic functionality. All machines are sold on a warranty basis, typically with 30-day expiration, and Elite generally installs the machine in the customer’s plant.

All American purchases new CNC machines from several different third parties, including Fadal Vertical Machining Centers, Hwacheon CNC Turning Centers and Vertical Machining Centers, Kiwa CNC Horizontal Machining Centers, Visionwide CNC Bridge Mills, and Clausing Industrial CNC Vertical Machining Centers, and then resells the new machines to its customers. New machines are generally installed by the manufacturer and come with a manufacturers warranty for various periods of time.

(d)	Sales, Marketing and Distribution.

The Elite Machine and All American product line consists of used and new CNC machines, respectively. These machines are marketed through our in-house sales staff. Sales personnel are assigned regions and sell both new and used machines in their territory. New machines are generally installed by the manufacturer and come with a manufacturers warranty for various periods of time. We have a limited warranty for labor on some of the new machines sold. Used machines are sold on a warranty basis, typically with 30-day expiration, and generally includes installation of the machine at the customer’s location. We are currently investigating a strategy to sell machine tools through alternative channels such as  the internet and auctions

Manufactured products are normally sold on a bid/contract basis with the majority being on a bid basis with no contractual liability. Because our products are complex in nature, generally have a high cost of production and require considerable customer contact, education and post-sales support, sales are handled internally through our sales team that deals directly with clients.

All American operates as a manufacturers representative for the manufacturers it purchases CNC machines from and is limited in the territories in which it can solicit customers to sell machines. The territories in which All American can sell these machines varies by the particular manufacturer. The most expansive territory for one of our manufacturers includes the following counties in California: Orange, Los Angeles, Ventura, San Diego, San Bernardino, and Riverside. For other manufacturers we are limited to only one or a few of the above counties.

(e)	New Product Development.

Due to Elite Machine and All American selling machines manufactured by third parties, as opposed to being a manufacturing company, neither company manufactures its own products and therefore does not have any new product development. However, both companies do advise the CNC machine manufacturers regarding customer needs and requirements to assist with their future machine development.

(f)	Competition.

Our competitors in the machine tools industry consist of a large fragmented group of companies, including certain business units or affiliates of our customers. Our management believes that competition within the industry will increase substantially as a result of industry consolidations and trends toward favoring greater outsourcing of components and reducing the number of preferred suppliers. Certain of our competitors may have substantially greater financial, production and other resources and may have (i) the ability to adapt more quickly to changes in customer requirements and industry conditions or trends, (ii) stronger relationships with customers and suppliers, and (iii) greater name recognition.

All American, our subsidiary specializing in the sale of new CNC machines throughout the Orange County, California market, has a current customer base of over 530 companies which we believe represents approximately 10% of the Orange County, California market.

The competition for design, manufacturing and service in precision machining and machine tools consists of independent firms, many of which, however, are smaller than our collective group of wholly-owned subsidiaries. We believe that this allows it to bring a broader spectrum of support to its customers.

In addition to similar companies, we compete against the in-house manufacturing and service capabilities of our larger customers. We believe these large manufacturers are increasingly outsourcing activities that are outside their core competency to increase their efficiencies and reduce their costs. This outsourcing provides an opportunity for us to grow with our current clients and the addition of new clients.

Although there are numerous domestic and foreign companies which compete in the markets for the products and services offered by us, our management believes that it will be able to compete effectively with these firms on price, ability to meet customer deadlines and the stringent quality control standards. We strive to develop a competitive advantage by providing high quality, high precision and quick turnaround support to customers from design to delivery.

(g)	Sources and Availability of Raw Materials.

All of the products sold by our machine tools division are manufactured by third parties so we do not directly purchase any raw materials. However, the third party companies that manufacture CNC machines rely on the availability of a variety of raw materials, primarily metals such as steel and aluminum, but none of the primary raw materials are scarce and we do not anticipate the third party manufacturers will have any problems obtaining these raw materials.

(h)	Dependence on Major Customers.

Neither company in our Machines and Tools Group depend on one or two major customers. In fact, the largest single customer of this group accounted for less than 10% of the total revenue for this group.

(i)	Patents, Trademarks and Licenses.

Neither Elite Machines nor All American have any patents or licenses, or other intellectual property.

(j)	Need for Government Approval.

As noted above, Elite Machines and All American do not manufacture their own products, they merely sell used and new CNC machines. As sellers of used and new CNC machines, Elite Machines and All American do not need government approval to operate their business.

(k)	Effect of Government Regulation on Business.

As noted above, Elite Machines and All American do not manufacture their own products, they merely sell used and new CNC machines. As sellers of used and new CNC machines, Elite Machines and All American are not subject to onerous government regulation.

However, inasmuch as Elite Machines refurbishes used CNC machines to resell, it maintains strict control standards on the maintenance and use of its equipment to ensure employee safety during the refurbishing process.

(l)	Research and Development

Because both Elite Machine and All American sell products manufactured by third parties this business segment does not spend a material amount on research and development.

(m)	Effects of Compliance with Environmental Laws.

The machine tool industry is subject to environmental laws and regulations concerning emissions into the air, discharges into waterways, and the generation, handling, storage and disposal of waste materials, some of which may be hazardous. CNC machines contain coolants which are deemed as hazardous waste and must be disposed of according to the laws of specific jurisdictions. In addition , we perform spot painting of machines during the re-furbishing process. As required we provide for waste containers for coolants and cleaning products and contract with a hazardous waste company for proper disposal.

We strive to comply with all applicable environmental, health and safety laws and regulations. We believe that our operations are in compliance with all applicable laws and regulations on environmental matters. These laws and regulations, on federal, state and local levels, are evolving and frequently modified and we cannot predict accurately the effect, if any, they will have on its business in the future. In many instances, the regulations have not been finalized, or are frequently being modified. Even where regulations have been adopted, they are subject to varying and contradicting interpretations and implementation. In some cases, compliance can only be achieved by capital expenditure and we cannot accurately predict what capital expenditures, if any, may be required.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to intentional or unintentional violations. In addition, we utilize facilities located in industrial areas with lengthy operating histories and it is possible that historical or neighboring activities could impact our facilities. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

(n)	Employees.

As of March 31, 2008, we, with our subsidiaries, employ a total of 65 full-time employees, including three executive employees. For the manufacturing tool group, we employ one managerial employee, and 10 employees engaged in the sales and processing of the groups CNC machine sales.

We are not aware of any problems in its relationships with its employees and prides itself that a majority of its employees have worked with us (including our subsidiaries) for over 10 years. Our employees are not represented by a collective bargaining organization and we have never experienced any work stoppage.

Precision Manufacturing Group

The Precision Manufacturing Group is composed of Eran Engineering, a wholly-owned subsidiary, which is in the business of manufacturing and assembling specialized, precision components used in equipment and machinery in the commercial aviation, medical, aerospace and defense industries.

For the nine months ended March 31, 2008, and the year ended June 30, 2007, the Precision Manufacturing Group accounted for $4,303,524 (32%) and $5,661,936 (34%) of our revenue, respectively. All revenues for both periods were from sales to external third parties. This segment of our business also accounted for 46% and 58% of our gross profits for the nine months ended March 31, 2008, and the year ended June 30, 2007, respectively.

(a)	Company Overview

Eran Engineering, Inc.

In October, 2003, pursuant to a Stock Purchase Agreement, dated June 17, 2003, we acquired all the issued and outstanding shares of Eran Engineering, a California corporation, from its two shareholders for an aggregate purchase price of $1,250,000. In addition to a cash payment of $650,000, which was credited to the purchase price, we executed a promissory note in favor of the sellers in the principal amount of $600,000, payable in three equal annual installments of $200,000 and accruing simple interest at the rate of six percent (6%) per annum. Our obligation under the promissory note was secured by the pledge by Lawrence A. Consalvi, a Director, and our then President and Chief Executive Officer (currently our Executive Vice President), and Joseph T.W. Gledhill, our Vice President and a Director, of a security interest in certain shares of our common stock worth approximately $4,285,716 as of the date of the pledge. Concurrently with the closing of the acquisition, Eran Engineering purchased from R & H Investments, a partnership owned by the two selling shareholders of Eran Engineering, the building in which Eran Engineering operated its business. The purchase price for the building was $1,250,000, and was paid as follows:

•	$650,000 in cash and;

•	A promissory note in the principal amount of $600,000, bearing simple interest at the rate of 6% per annum.

Concurrently with the acquisition of Eran Engineering, we purchased the Santa Ana, California, building in which Eran Engineering operated. The purchase price for the building was $1,250,000, of which we paid $600,000 by a promissory note in the amount of $600,000 and the remainder in cash financed pursuant to a term loan in the principal amount of $1,300,000. On February 23, 2007, we completed the sale of the building and property for a sales price of $2,017,000 resulting in a net gain to us of over $600,000.

(b)	Product Manufacturing.

Eran Engineering manufactures and assembles specialized, precision components used in equipment and machinery in the commercial aviation, medical, aerospace and defense industries. The primary components sold by Eran during the nine months ended March 31, 2008, were parts sold to Panasonic Avionics Corporation, a leading provider of in-flight entertainment systems for commercial aircraft. The other components were parts manufactured for, and sold to, medical companies and general commercial aircraft companies. Eran Engineering maintains approximately 57 CNC machines for use in its specialized manufacturing processes. Joseph T.W. Gledhill, one of our Directors and Executive Vice Presidents, serves as the President of Eran Engineering.

(c)	Sales, Marketing and Distribution.

Eran maintains an in-house sales staff that solicits orders from customers. Solicitation of orders is generally based upon relationships with buyers versus the use of advertising or other forms of solicitation. Orders are received via a bid process and Eran prepares costs estimates and submits a bid for the manufacturing order. Once an order is received, generally through a purchase order rather than a binding contract, Eran programs its machines to manufacture the part. Shipments are based upon pre-determined shipping requirements on the order. Parts are manufactured internally and then in most cases, assembled at Eran’s facility. Most assemblies require the receipt of parts manufactured by other companies and as a result, delays in shipment could be encountered as a result of delays in manufacturing by contractors retained by the customer. Eran has no control or liability for these parts manufactured by other manufacturers used in the assembly’s delivered by Eran.

(d)	New Product Development.

Eran does not develop any proprietary products. Instead, Eran works with principal manufacturers to machine the components they require for the development of their products.

(e)	Competition.

The market for precision tool manufacturing is extremely competitive. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We believe that our ability to compete successfully depends upon a number of factors, including market presence, connections in the industry, reliability, low error rate, technical expertise and functionality, performance and quality of our parts, customization, the pricing policies of our competitors, customer support, our ability to support industry standards, and industry and general economic trends.

Many of our competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to us. As a result, they may be able to develop and expand more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing of their services than we can.

(f)	Sources and Availability of Raw Materials.

Our precision equipment group utilizes a variety of raw materials in its specialized manufacturing processes, however, the primary raw materials it utilizes are widely available and we believe they will be readily available for our use as needed.

(g)	Dependence on Major Customers.

Eran has one major customer, Panasonic Avionics Corp., which accounts for 78% and 84% of the segments revenues for the nine months ended March 31, 2008, and year ended June 30, 2007, respectively. This customer also accounts for 37% and 28% of our total revenue for the nine months ended March 31, 2008, and year ended June 30, 2007, respectively.

(h)	Patents, Trademarks and Licenses.

Eran does not have any patents or licenses, or other intellectual property.

(i)	Need for Government Approval.

As a manufacturer of precision parts, Eran’s business is not subject to government approval for its operations or its end products. .

(j)	Effect of Government Regulation on Business.

As a manufacturer of precision parts there are certain regulations that relate to the conduct of our business in general, such as regulations and standards established by the Occupational Safety and Health Act or similar state laws relating to employee health and safety. As such we maintain strict control standards on the maintenance and use of its equipment to ensure employee safety. We comply with all guidelines and recommendations regarding the use of safety equipment such as safety goggles, protective gloves and aprons, ventilators or air guards as may be required. Employees are specifically trained, including emphasis on safety procedures, for each machine used. Management maintains and reviews a schedule of maintenance and safety check for all the equipment used in its operations.

Although there are not many regulations on the manufacturing of precision parts, there are certifications companies can receive in the industry. Eran is ISO 9001-2000 and AS9100 rev. B registered.

(k)	Research and Development.

Our precision manufacturing group does not engage in research and development. Eran purchases manufactured CNC machines and receives a purchase order with detailed instructions from its customers regarding the specifications for the parts it wishes to have Eran manufacture.

(l)	Effects of Compliance with Environmental Laws.

The precision equipment industry is subject to environmental laws and regulations concerning emissions into the air, discharges into waterways, and the generation, handling, storage and disposal of waste materials, some of which may be hazardous.

The precision manufacturing division utilizes various coolants and lubricants that could be considered hazardous waste. Care is taken to prevent accidental discharge and all coolants and lubricants removed from machines are contained and disposed of by an outside waste disposal company. In addition, our Tustin facility is subject to certain local waste water regulations and is required annually to have its waste water and backflow prevention equipment tested by an outside testing agency. The last test was performed in September 2007 and we passed without exception.

Eran strives to comply with all applicable environmental, health and safety laws and regulations. Eran believes that its operations are in compliance with all applicable laws and regulations on environmental matters. These laws and regulations, on federal, state and local levels, are evolving and frequently modified and we cannot predict accurately the effect, if any, they will have on its business in the future. In many instances, the regulations have not been finalized, or are frequently being modified. Even where regulations have been adopted, they are subject to varying and contradicting interpretations and implementation. In some cases, compliance can only be achieved by capital expenditure and we cannot accurately predict what capital expenditures, if any, may be required.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to intentional or unintentional violations. In addition, we utilize facilities located in industrial areas with lengthy operating histories and it is possible that historical or neighboring activities could impact our facilities. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

(m)	Employees.

As of March 31, 2008, we, with our subsidiaries, employ a total of 65 full-time employees, including three executive employees. For the precision manufacturing group, we employ five managerial employees, one sales manager, and 45 employees engaged in tool manufacturing-related positions.

We are not aware of any problems in its relationships with its employees and prides itself that a majority of its employees have worked at the Company (including its subsidiaries) for over 10 years. The Company’s employees are not represented by a collective bargaining organization and the Company has never experienced any work stoppage.

Industry Overview

CNC Machines

Since the introduction of CNC tooling machines, continual advances in computer control technology have allowed for easier programming and additional machine capabilities. A vertical turning machine permits the production of larger, heavier and more oddly-shaped parts on a machine that uses less floor space when compared to the traditional horizontal turning machine because the spindle and cam are aligned on a vertical plane, with the spindle on the bottom. Horizontal turning machines have become faster and more accurate with the ability to perform more functions i.e. milling of the parts and cross milling both on and off center line of the part. The vertical turning machines have additionally increased thru-put for part production through increase spindle RPM’s (rotations per minute), with the ability to accomplish high speed machining and increased accuracy through new electronics. Finally, the horizontal machines through the same features mentioned above and with the expansion of more tools and the ability to add multiple pallets out in the field gives the customer the ability to grow into the machine as his work flow increases.

Historically, CNC machines had been sold by the manufacturer, however, more recently many manufacturers are utilizing third party manufacturing representation companies, like All American, to sell their machines in order to cut down on internal overhead expenses related to a sales staff.

Precision Tools

The precision tools industry, as it relates to Eran and our business, deals with the manufacturing of specific, specialized parts for use in several different industries, including, but not limited to, the commercial aviation, medical, aerospace and defense industries. Since the introduction of Computer Numerical Control (CNC) machines into the manufacturing arena, the process of taking raw material and producing a product have had a significant impact in today’s highly competitive manufacturing environment. Precision tool manufacturing companies operate by receiving a purchase order from a customer, then with a blueprint drawing from engineering, and produce a part program which is then loaded into the on board memory of the CNC machine tool. The machine tool follows the part program and cuts the material into the desired shape which the engineers have designed. The CNC Machine tool benefits are: a more consist end product as well as a closer tolerance product on a consistent part-over-part process. In today’s competitive market all types of raw materials are used from a varied type of steel, aluminum, brass, copper as well as plastics.

The precision manufacturing business is an ever changing segment and to remain competitive companies must be prepared to constantly maintain their quality programs, equipment and train their personnel. Manufacturing in today’s work environment is extremely competitive and, therefore, maintaining ISO registration is almost certainly a requirement. To become a first tier supplier to major aerospace and defense contractors a company must become AS9100 compliant with a Continuous Improvement Operation with an eye on the future. All of these programs in conjunction with a competitive price point and on time delivery commitment will make a significant impact to a company’s ability to maintain their business and grow.

Change in Fiscal Year

In fiscal year 2006, our Board of Directors approved the change of our fiscal year end from September 30 to June 30. As a result, any references in this registration statement for the period ended June 30, 2006, is for the nine months ended June 30, 2006, not for a twelve-month period.

Item 1A. Risk Factors.

As a smaller reporting company we are not required to provide a statement of risk factors. However, we believe this information may be valuable to our shareholders for this filing. We reserve the right to not provide risk factors in our future filings. Our primary risk factors and other considerations include:

If we are unable to maintain relationships with our suppliers, our business could be materially adversely affected.

Substantially all of our products are manufactured by third parties. To the extent that a manufacturer is unwilling to do business with us, or to continue to do business with us once we enter into formal agreements with it, our business could be materially adversely affected. In addition, to the extent that the manufacturer modifies the terms of any contract it may enter into with us (including, without limitation, the terms regarding price, rights of return, or other terms that are favorable to us), or extend lead times, limit supplies due to capacity constraints, or other factors, there could be a material adverse effect on our business.

We operate in a competitive industry and continue to be under the pressure of eroding gross profit margins, which could have a material adverse effect on our business.

The market for the products we sell is very competitive and subject to rapid technological change. The prices for our intended products tend to decrease over their life cycle, which can result in decreased gross profit margins for us. There is also substantial and continuing pressure from customers to reduce their total cost for products. We expend substantial amounts on the value creation services required to remain competitive, retain existing business, and gain new customers, and we must evaluate the expense of those efforts against the impact of price and margin reductions. Further, our margins will be lower in certain geographic markets and certain parts of our business than in others. If we are unable to effectively compete in our industry or are unable to maintain acceptable gross profit margins, our business could be materially adversely affected.

Products sold by us may be found to be defective and, as a result, warranty and/or product liability claims may be asserted against us, which may have a material adverse effect on the company.

We may face claims for damages as a result of defects or failures in the products we intend to sell to our customers. Although many of our products are sold under a third party warranty or are sold “as is” our ability to avoid liabilities, including consequential damages, may be limited as a result of differing factors, such as the inability to exclude such damages due to the laws of some of the locations where we do business. Our business could be materially adversely affected as a result of a significant quality or performance issue in the products developed by us, if we are required to pay for the damages that result.

Our share ownership is concentrated.

Our officers and directors, as a group, beneficially own approximately 48% of our voting shares. As a result, these stockholders can exert significant influence over all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation or sale of all or substantially all of assets, as well as any charter amendment and other matters requiring stockholder approval. In addition, these stockholders may dictate the day to day management of the business. This concentration of ownership may delay or prevent a change in control and may have a negative impact on the market price of our common stock by discouraging third party investors. In addition, the interests of these stockholders may not always coincide with the interests of our other stockholders.

When we make acquisitions, we may not be able to successfully integrate them or attain the anticipated benefits.

We intend to acquire other businesses that are synergistic with ours. If we are unsuccessful in integrating our acquisitions, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business. In addition, we may not realize all of the anticipated benefits from our acquisitions, which could result in an impairment of goodwill or other intangible assets.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or timely or detect fraud, which could have a material adverse effect on our business.

An effective internal control environment is necessary for us to produce reliable financial reports and is an important part of our effort to prevent financial fraud. We will be required to periodically evaluate the effectiveness of the design and operation of our internal controls over financial reporting. Based on these evaluations, we may conclude that enhancements, modifications or changes to internal controls are necessary or desirable. While management will evaluate the effectiveness of our internal controls on a regular basis, and although we have recently undergone substantial changes to address any weaknesses, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls, including collusion, management override, and failure of human judgment. In addition, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls, or if management or our independent registered public accounting firm discovers material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud, which could have a material adverse effect on our business. In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such actions could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline or limit our access to capital.

Currently, we only have a part time, interim Chief Financial Officer. We have hired expert accounting consultants, with experience in public company accounting, and a full time controller in order to help ensure that proper internal controls are in place to ensure there are accounting oversights or irregularities, there can be assurance this will be adequate.

We rely on third-party suppliers and manufacturers to provide our CNC machine products, and we will have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

All of our CNC machine products will be manufactured by unaffiliated manufacturers. We may not have any long-term contracts with these suppliers or manufacturing sources, and we expect to compete with other companies for production capacity and availability.

There can be no assurance that there will not be a significant disruption in the supply of CNC machines from our intended sources or, in the event of a disruption, that we would be able to locate alternative suppliers of equipment of comparable quality at an acceptable price, or at all. In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

In addition, there can be no assurance that our suppliers and manufacturers will continue to manufacture products that are consistent with our standards. We may receive shipments of product that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs. In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without our knowledge, which could harm our reputation in the marketplace.

We have one customer that accounts for more than 25% of our total revenue and more than 75% of our precision equipment group’s revenue.

Panasonic Avionics Corp., accounts for 37% and 28% of our total revenue for the nine months ended March 31, 2008, and year ended June 30, 2007, respectively. This customer accounts for 78% and 84% of our precision equipment group’s revenues for the nine months ended March 31, 2008, and year ended June 30, 2007, respectively. We do not have a long term, exclusive agreement with this customer. If this customer stopped ordering precision parts from Eran it would have a detrimental effect on our total revenue and would have a major impact on Eran’s revenue, which would cause us to lose a substantial portion of our sales within this segment, and on a consolidated basis, and have a corresponding negative impact on our operating profit margin due to operation leverage this customer provides.

Under our loan agreement with Pacific Western Bank we have numerous affirmative and negative covenants we must comply with on at least a quarterly basis. If we are unable to meet these covenants and cannot obtain a waiver from Pacific Western Bank, our breach of these covenants would constitute a default under the loan agreement and Pacific Western Bank could require us to repay all indebtedness immediately. If this were to occur we likely would not be able to repay this indebtedness and it would have a severe, negative impact on our business and our ability to continue doing business.

We have a business loan agreement with Pacific Western Bank dated August 21, 2006. This loan agreement has numerous affirmative and negative covenants, which we are required to abide by as a condition of our loan. These covenants primarily relate to our financial condition, such as net worth, working capital, debt ratio, etc., as well as restricts our ability to enter into certain transactions outside the ordinary course of business without prior written approval by Pacific Western Bank. Our failure to meet these affirmative and negative covenants under the Agreement would constitute a default under the loan agreement. If we were to default under the loan agreement, and if at that time we are unable to get the lender to waive or forbear the default, then the lender could immediately terminate the loan agreement and all indebtedness then owed by us to the lender would be immediately due and payable, without any further notice by the lender. Were this to occur it would have a significant negative impact on our business.

As of March 31, 2008, we were not in compliance with one of the above covenants. Our tangible net worth was $2,437,000 as of March 31, 2008. Therefore, we were not in compliance with the covenant requiring us to maintain a minimum tangible net worth of $2,500,000. However, on May 13, 2008, we received a letter from Pacific Western Bank agreeing to forbear any rights or remedies it has under the credit agreement until the earlier of (i) June 30, 2008, (ii) any Event of Default by us under the credit agreement, or (iii) the changing of the covenants under a new loan agreement. Since the lender agreed to forbear any rights or remedies it has until the time periods set forth above, our non-compliance with this covenant did not have any impact on our operations or liquidity through the date of the forbearance letter. The quarter ended June 30, 2008 is the end of our fiscal year. Currently, we do not know if we will be able to remedy this non-compliance for our quarter ended June 30, 2008, or will meet the other covenants set forth above. If we are unable to renegotiate or comply with the covenants in the future, our liquidity will be adversely impacted as we may be required to repay the outstanding amounts.

The Commission previously revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act due to our failure to timely file our periodic reports under the Exchange Act. If we fail to timely file these reports in the future, we could be delisted from an exchange and/or the Commission could delist our common stock again, which could negatively impact our business and cause a significant decrease in our stock price.

On May 31, 2006, the Commission entered an Order Imposing Remedial Sanctions which revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act and ordered our then president and chief executive officer, Lawrence A. Consalvi, to cease and desist from causing any violations or future violations of the Exchange Act. This deregistration was the result of our inability to obtain financial information from acquisitions we completed in the past. Although we have since divested ourselves of those acquisitions, and taken numerous remedial measures to ensure this does not occur in the future, there can be no assurance that future acquisitions by us will not have issues or cause us to be delinquent with our required filings under the Exchange Act. Any delinquent filings could have an adverse effect on our business and our stock price, if we are publicly-traded. These adverse effects include being delisted from any exchange where our common stock may be listed, such as the OTC Bulletin Board, which could cause our stock price to decrease. Additionally, if we are unable to timely file our periodic reports under the Exchange Act, the Commission could again revoke the registration of our common stock pursuant to Section 12(j) of the Exchange Act, prohibiting us from listing our stock on any public marketplace, including the OTC Bulletin Board and Pink Sheets, which would have the effect of our common stock not being publicly-traded and greatly reduce the liquidity of our common stock and greatly reduce the ability of our stockholders to sell or trade our common stock. Regarding our business, if we were delinquent in our filings and/or had the registration of our common stock revoked, we may be unable to effectuate our business plan to acquire other companies in our industry since we likely would not be able to structure these acquisitions using our common stock or other securities. This could negatively impact our business and cause a significant decrease in our stock price.

Item 2. Financial Information.

Management Discussion and Analysis

We are providing the following selected financial data, which has been derived from the financial statements for the nine month period ended June 30, 2006, the fiscal year ended June 30, 2007, and the nine months periods ended March 31, 2008 and 2007. The following information should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere in this registration statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

You should read the following discussion in conjunction with our financial statements and the related notes and other financial information included in this Form 10. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form 10, particularly in the Section titled Risk Factors.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these financial statements, management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies (more fully described in Notes to the Consolidated Financial Statements), the following are particularly important to the portrayal of our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.

Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We review our estimates on an on-going basis, including those related to sales allowances, the allowance for doubtful accounts, inventory reserves, long-lived assets, income taxes and litigation. We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates, and material effects on our operating results and financial position may result. We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We record reserves for estimated sales returns and allowances for both CNC machine sales and manufactured parts in the same period as the related revenues are recognized.. We base these estimates on our historical experience for returns or the specific identification of an event necessitating a reserve. Our estimates may change from time to time in the event we ship manufactured parts which in the customers opinion that do not conform to the specifications provided. To the extent actual sales returns differ from our estimates, our future results of operations may be affected.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates as we have in the past. Accounts receivable are written off or reserves established when considered to be uncollectible or at risk of being uncollectible. While management believes that adequate allowances have been provided in the Consolidated Financial Statements, it is possible that we could experience unexpected credit losses. Additionally, our accounts receivable are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Inventories

Within our Precision Manufacturing segment, we seek to purchase and maintain raw materials at sufficient levels to meet lead times based on forecasted demand. Within our Machine Tools segment, we purchase machines held for resale based upon management’s judgment of current market conditions and demand for both new and used machines. If forecasted demand exceeds actual demand, we may need to provide an allowance for excess or obsolete quantities on hand. We also review our inventories for changes in the market prices of machines held in inventory and provide reserves as deemed necessary. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. We state our inventories at the lower of cost, using the first-in, first-out method on an average costs basis, or market.

We adopted SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4 beginning January 1, 2006, with no material effect on our financial condition or results of operations. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) are recognized as current-period charges. Fixed production overhead is allocated to the costs of conversion into inventories based on the normal capacity of the production facilities. We utilize an expected normal level of production within the Precision Manufacturing segment, based on our plant capacity. To the extent we do not achieve a normal expected production levels, we charge such under-absorption of fixed overhead to operations.

Long-lived Assets

We continually monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of the cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of cash flows may differ from actual cash flows due to, among other things increased competition, loss of customers and loss of manufacturer representation contract, all which can cause materially changes our operating performance. If the sums of the cash flows are less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Goodwill and Acquired Intangible Assets

We account for goodwill and acquired intangible assets in accordance with SFAS 142 “Goodwill and Other Intangible Assets”, whereby goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment. A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. We have one reporting unit, our Machine Tools group, to which goodwill is assigned.

SFAS 142 requires a two-step approach to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for a reporting unit could be materially affected by changes in these estimates and assumptions.

Accounting for Income Taxes

We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pre-tax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount on the consolidated balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we must establish a valuation allowance.

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment”. SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense, generally over the service period. The fair value of stock options is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest and the dividend yield on our common stock. If our expected option term and stock-price volatility assumptions were different, the resulting determination of the fair value of stock option awards could be materially different and our results of operations could be materially impacted.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 describes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN 48 will be effective for us beginning October 1, 2007. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately.

In September 2006, the FASB issued Statement of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007, although early adoption is permitted. We are currently assessing the potential effect, if any, of SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" (“SFAS 159”). SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. We are currently evaluating the impact, if any, of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations.

Results of Operations

Change in Fiscal Year End

In fiscal 2006, we changed our year end from September 30 to June 30 beginning June 30, 2006. As a result, our historical Results of Operations data as of and for the year ended June 30, 2007 includes twelve months of operating results, whereas the period ended June 30, 2006 includes nine months of operating results.

Discontinued Operations

In March 2007, we completed the sale of two of our business units; Gledhill/Lyons, Inc. doing business as Accurate Technology (“Accurate”) and Nu Tech Industrial Sales, Inc. (“Nu-Tech”) to the management of the respective businesses. The sales were part of our strategy to exit non-core businesses, who were also significant shareholders of the Company. Accurate was sold for net consideration of 12,000,000 shares of our common stock tendered with a fair value of $6,960,000 based upon the trading price of our stock on the date of the transaction, or $0.58 per share, which management believes is the representative of fair market value. Nu-Tech was sold for net consideration of 2,425,000 shares of our common stock with a value of $1,406,500 based upon the same trading price of our stock on the date of the transaction. In March 2007, the board of directors approved the sales of Accurate and Nu-Tech to these related parties. The decision to sell back these entities to these original owners was based on deteriorating conditions dealing with the management teams of the companies and the need to severe all tie with these entities for the benefit of the Company. Due to the nature of our relationship with these entities management teams at the time of the sale we sold these entities back to their respective management teams and did not seek third party purchasers for these businesses.

Accurate and Nu-Tech generated revenues of $9,180,647 and $9,927,371 during the nine month period ended June 30, 2006 and the year ended June 30, 2007, respectively. The increase in sales resulted from the inclusion of twelve month of sales for 2007 compared to nine months for the 2006 period. On an annualized basis, these businesses experienced a 19% decline in sales due to the loss of customers and the completion of a contract during the 2007 period.

During the year ended June 30, 2007 and nine month period ended June 30, 2006, we recognized pre-tax losses from discontinued operations of $273,810 and $1,421,639, respectively. Included in the 2006 period is an impairment loss of $1,100,000 related to goodwill based on estimated fair value of Accurate; no impairment was deemed necessary for Nu-Tech as of June 30, 2006.

Also during the year ended June 30, 2007, we recorded losses sales of these businesses of $2,280,909, net of income tax benefit of $1,212,559. The losses resulted from the decline in the fair value of the common stock issued in connection with these acquisitions that was returned to us. These divestitures have been accounted for as discontinued operations in the consolidated statements of operations and statements of cash flows, as applicable.

As a result of the dispositions, our future revenues will be significantly lower, however, we expect our operating results to improve due to the historical losses incurred by Accurate and Nu-Tech.

Sales Concentration

Our sales within our Precision Manufacturing segment is highly concentrated within one customer, Panasonic Avionics Corporation (“Panasonic”), a leading provider of in-flight entertainment systems for commercial aircraft. Sales to this customer accounted for 28% and 29% of consolidated sales for the nine month period ended March 31, 2008 and for the fiscal year ended June 30, 2007. The loss of all or a substantial portion of sales to this customer would cause us to lose a substantial portion of our sales within this segment and on a consolidated basis, and have a corresponding negative impact on our operating profit margin due to operation leverage this customer provides. This could lead to sales volumes not being high enough to cover our current cost structure or provide adequate operating cash flows. Panasonic has been a customer of ours for approximately 14 years and we believe our relationship is good.

Gross Profit

Our gross profit represents sales less the cost of sales. Gross margin represents our gross profit divided by sales.

Cost of sales for our Precision Manufacturing segment primarily consists of raw materials, direct labor, depreciation of manufacturing equipment and overhead incurred in the manufacturing of parts for our customers. Our gross margins will increase and decrease depending on the amount of products we manufacture as result of allocating fixed manufacturing costs over a larger or reduced number of parts, which yields lower or higher per unit costs, respectively. As a result, a change in manufacturing volume in a quarter can significantly affect our gross margin in that and future quarters.

Cost of sales for our Machine Sales Segment includes the cost of machines, replacement parts, freight, and refurbishment expenses. Gross margins within the Machine Sales segment can vary based on the price we procure equipment for in the marketplace, sales mix between new and used equipment and the costs to refurbish used machines.

Selling, General and Administrative

Our selling, general and administrative expenses consist of personnel costs, including the sales, executive, finance and administration. These costs also include non-manufacturing related depreciation, overhead and professional fees (primarily legal and accounting).

Amortization of Intangible Assets

Our amortization expense includes the amortization of identifiable intangible assets, consisting of customer lists, from our acquisition of All American CNC Sales, Inc. in October 2004 for the 2006 through 2008 periods and CNC Repos, Inc. for the 2008 period.

Interest Expense

Interest expense primarily consists of the cost of borrowings under our credit agreement with Pacific Western Bank, loans from Joseph Gledhill, an executive officer and a Director, amounts previously outstanding with First Financial Credit and capital lease agreements. See Liquidity and Capital Resources and Notes to Consolidated Financial Statements for further discussion.

Results of Operations for the Nine Months Ended March 31, 2008 and 2007

	Nine Months Ended	Nine Months Ended
	March 31, 2007	March 31, 2008	Change ($)	Change (%)
Sales	$11,504,509	$13,279,306	$1,774,797	15%
Cost of sales	8,208,294	9,965,664	1,757,370	21%
Gross profit	3,296,215	3,313,642	17,427	1%

Operating expenses:
Selling, general and administrative	2,527,650	3,618,134	1,090,484	43%
Amortization of intangible assets	64,155	81,565	17,410	27%
Total operating expenses	2,591,805	3,699,699	1,107,894	43%
Operating income (loss)	704,410	(386,057)	(1,090,467)	-155%

Interest expense	(254,764)	(108,296)	146,468	-57%
Interest income	1,221	4,237	3,016	247%
Gain on sale of assets	681,465	43,437	(638,028)	-94%
Other, net	(28,046)	-	28,046	-100%
Income (loss) from continuing operations before income taxes	1,104,286	(446,679)	(460,498)	-42%

Income tax (provision) benefit Income (loss) from continuing operations	(435,712)	156,639	592,351	-136%
	668,574	(290,040)	131,853	20%
Loss from discontinued operations, net of income taxes	(2,459,764)	-	2,459,764	-100%
Net loss	$(1,791,190)	$(290,040)	$2,591,617	-145%

	Nine Months Ended March 31,
	2007	2008	Change ($)	Change (%)
Sales by segment
Machine Sales	$7,651,755	$8,975,782	$1,324,027	17%
Precision Manufacturing	3,852,754	4,303,524	450,770	12%
	$11,504,509	$13,279,306	$1,774,797	15%
Gross profit by segment
Machine Sales	$1,255,772	$1,784,477	$528,705	42%
Precision Manufacturing	2,040,443	1,529,164	(511,279)	-25%
	$3,296,215	$3,313,641	$17,426	1%
Gross margin
Machine Sales	16%	20%	3%
Precision Manufacturing	53%	36%	-17%

Sales

Sales in 2008 increased 15% compared to the comparable period in 2007. The change is attributable to increases in sales from both the Precision Manufacturing and Machine Sales groups. The primary factors for the increase in sales for the Precision Manufacturing group was the increased demand for aerospace related parts and assemblies, and increases in the prices charged to the group’s customers for certain of group’s products. The price increases were enacted in 2007 to compensate for the rise in our raw material costs during 2006 which were not passed onto our customers.

The Machine Sales group had increases in sales volume for both new and used machines resulting from the ability to procure used machines to meet customer requirements.

Gross Profit

Gross profit increased by 1% compared to the comparable period in 2007. Gross margin decreased to 25% from 28%. The change resulted from higher gross margins from the Machine Sales group, offset by a decrease from the Precision Manufacturing group. The increase in the Machine Sales group was attributable to lower acquisition and refurbishment costs for used machines. The decrease in gross margin in the Precision Manufacturing group resulted from increased rent and facility costs related to its relocation of its manufacturing facility to Tustin, California from a company-owned facility sold in February 2007.

Selling, General and Administrative

Selling, general and administrative costs increased by $1,090,484 or 43% compared to the comparable period in 2007. The change is due to increases in professional services and administrative personnel costs. Professional services increased by $343,709 or 87% primarily attributable to legal fees, external accounting consultants, audit fees and investor relations. Personnel costs increased by $523,533 or 60% due to increases in headcount and the payment of performance bonuses. During the 2008 period, we also recorded an impairment charge of $101,142 for termination of an enterprises resources planning system implementation.

Amortization of Intangible Assets

Amortization expense for intangible assets increased by $17,410 compared to the comparable period in 2007. The change is attributable to the amortization of customer relationship intangible asset acquired in connection with the acquisition of CNC Repos, Inc. in October 2007.

Interest Expense

Interest expense decreased by $146,468 compared to the comparable period in 2007. The change is attributable to lower average debt balances and decreases in the average interest rate paid on our debt and capital lease obligations.

Gain on Sale of Assets

Gain on sale of assets decreased by $638,028 compared to the comparable period in 2007. On February 23, 2007, we completed the sale of our former manufacturing facility for proceeds sale price of $2,017,000 resulting in a gain on the sale of the building of $691,967, net of income taxes.

Loss from Discontinued Operations

The losses from discontinued operations were $0 and $2,459,764 for the nine months ended March 31, 2008 and 2007, respectively. As noted above, for the period ended in 2007, this was primarily related to the sale of Accurate and Nu-Tech in March 2007. See Notes to Consolidated Financial Statements for further discussion.

Results of Operations for the Fiscal Years Ended June 30, 2007 and the Nine Month Period Ended June 30, 2006

	Nine Months Period
	Ended	Year Ended
	June 30, 2006	June 30, 2007	Change ($)	Change (%)
Sales	$11,200,364	$16,652,344	$5,451,980	49%
Cost of sales	8,853,201	11,998,306	3,145,105	36%
Gross profit	2,347,163	4,654,038	2,306,875	98%
Operating expenses:
Selling, general and administrative	2,665,718	3,098,283	432,565	16%
Amortization of intangible assets	64,155	85,540	21,385	33%
Total operating expenses	2,729,873	3,183,823	453,950	17%
Operating income (loss)	(382,710)	1,470,215	1,852,925	-484%

Interest expense	(222,285)	(332,498)	(110,213)	50%
Interest income	-	5,110	5,110	0%
Gain on sale of assets	-	691,967	691,967	0%
Other, net	12,500	27,625	15,125	121%
Income (loss) from continuing operations before income taxes	(592,495)	1,862,419	601,989	-102%

Income tax (provision) benefit	234,089	(748,657)	(982,746)	-420%
Income (loss) from continuing operations	(358,406)	1,113,762	(380,757)	106%
Loss from discontinued operations, net of income taxes	(1,389,333)	(2,459,764)	(1,070,431)	77%
Net loss	$(1,747,739)	$(1,346,002)	$(1,451,188)	83%

	Nine Month Period Ended June 30, 2006	Year Ended June 30, 2007	Change ($)	Change (%)
Sales by segment
Machine Sales	$8,544,215	$10,990,408	$2,446,193	29%
Precision Manufacturing	2,656,149	5,661,936	3,005,787	113%
	$11,200,364	$16,652,344	$5,451,980	49%
Gross profit by segment
Machine Sales	$1,405,863	$1,941,444	$535,581	38%
Precision Manufacturing	$941,300	$2,712,594	$1,771,294	188%
	$2,347,163	$4,654,038	$2,306,875	98%
Gross margin by segment
Machine Sales	16%	18%	1%
Precision Manufacturing	35%	48%	12%

Sales

Sales increased 49% compared to the comparable period in 2007. The change is attributable to (i) the inclusion of twelve months of sales in 2007, compared to the nine month of sales in 2006 and (ii) increased sales from each of the Precision Manufacturing and Machine Sales groups. The increase from the Precision Manufacturing group primarily resulted from a 65% increase in sales to Panasonic for aerospace related parts and assemblies. This change was attributable to increases in the number of units sold and the average selling price per unit. The increase in the average selling price per unit in 2007compensated for the rise in our raw material costs during 2006 which were not passed onto our customers.

The Machine Sales group experienced increases in sales of used equipment resulting from the ability to procurement used machines to meet customer requirements. Our sales from used machines are highly dependent on our ability to procure the right equipment at the right price based on forecasted customer demand. In the event our forecasts of customer equipment needs are incorrect, our sales may be adversely impacted.

Gross Profit

Gross profit increased by $2,306,875 or 98% compared to the comparable period in 2007. A portion of the change is attributable to (i) the inclusion of twelve months of sales in 2007 compared to the nine month in 2006 and (ii) increased sales from each of the Precision Manufacturing and Machine Sales groups. Gross margin increased to 28% from 21%. The change was attributable to higher gross margins from the Precision Manufacturing group resulting from higher production levels which in turn reduced our manufacturing cost per unit and price increases charged to customers. The gross margins within the Machine Tools group were unchanged.

Selling, General and Administrative

Selling, general and administrative costs increased by $432,565 or 16% compared to the comparable period in 2006. The change is attributable to the inclusion of twelve months of expenses in 2007 compared to the nine month in 2006 and increases in professional services costs. During 2007, professional services increased by $144,229 or 100%, primarily attributable to legal services.

Amortization of Intangible Assets

Amortization expense for intangible assets during these periods remained unchanged.

Interest Expense

Interest expense increased by $110,210, compared to the comparable period in 2007. A majority of the change is attributable to the inclusion of twelve months of costs in 2007 compared to nine months in 2006.

Gain on Sale of Assets

Gain on sale of assets increased by $691,967 compared to the comparable period in 2006. On February 23, 2007, we completed the sale of our former manufacturing facility located in Santa Ana, California. The sales price of $2,017,000 resulting in a gain on the sale of the building of $691,967, net of income taxes.

Loss from Discontinued Operations

Losses from discontinued operations for the year ended June 30, 2007 and nine month period ended June 30, 2006, were $346,980 and $1,389,333, respectively. Additionally, during the year ended June 30, 2007, we incurred aggregate non-cash losses from the sales of these businesses of $2,280,989, net of income tax benefit of $1,212,559, primarily resulting from the change in the fair value of the common stock issued in connection with these acquisitions. See Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

Our principal sources of liquidity consist of cash and cash equivalents, cash generated from operations and borrowing from various sources, including Joseph Gledhill, an executive officer of ours, and Pacific Western Bank. In addition, on February 23, 2007, we received net proceeds from the sale of our Precision Manufacturing group’s facility of $1,926,605, of which $641,667 was used to repay the balance outstanding on the credit facility secured by the building. At March 31, 2008, our cash and cash equivalents totaled $1,005,299, and we had working capital of $583,741.

At March 31, 2008, we had $760,135 in bank debt outstanding under our credit agreement with Pacific Western Bank. The credit agreement provides for borrowings of up to $1,500,000, which includes a line of credit, a term loan and a letter of credit. The amount outstanding under the line of credit, term loan and letter of credit are $315,691, $444,444 and $200,000, respectively. The credit agreement is secured by substantially all of our assets and personal guarantees by two of our executive officers, Joseph Gledhill and Lawrence Consalvi.

The line of credit provides for borrowings of up to $1,000,000, bearing interest at the lender's referenced prime rate plus 1.5%, or 6.75% per annum at March 31, 2008, and is payable monthly with the outstanding principal balance due on November 21, 2008. The amount available for borrowings is determined on a monthly basis based on 80% of eligible accounts receivable, as defined. As of March 31, 2008, the amount available for borrowings was $413,471.

The term loan provides for borrowings of up to $500,000. The loan bears interest at the lender's referenced prime rate plus 1.5%, or 6.75% per annum at March 31, 2008 with principal and interest payments due monthly.

The credit agreement also requires us to maintain certain financial and non-financial covenants. These covenants are as follows:

(i)	No later than 90 days after the end of our fiscal year we must provide audited financial statements for the period ended to the lender;
(ii)	No later than 60 days after the end of each fiscal quarter we must provide unaudited financial statements for the period ended to the lender;
(iii)	No later than 30 days after the filing date for any tax returns we must provide the tax returns for the period ended to the lender;
(iv)	We must maintain working capital of $800,000, to be evaluated quarterly;
(v)	We must maintain a current asset to current liability ratio of 1.15 to 1.00, to be evaluated quarterly;
(vi)	We must maintain a minimum tangible net worth of $2,500,000, to be evaluated quarterly;
(vii)
We must maintain a “debt/worth” ratio of 2.50 to 1.00, to be evaluated quarterly, with “debt/worth” ratio being defined as total liabilities (excluding debt subordinated to lender) and divided by our tangible net worth;

(viii)
We must maintain a commercial loan debt service coverage ratio of 1.35 to 1.00, to be evaluated annually, and is calculated as our net profit, plus depreciated and amortization, minus any dividends, withdrawals and non-cash income, divided by the current portion of our long term debt, plus the current portion of any capital lease obligations;

(ix)
We cannot, without prior written consent of the lender, make any capital expenditure totaling $250,000 in any fiscal year, or incur any liability for rentals of property in an amount which, together with capital expenditures in any fiscal year exceeds such sum;

(x)
We may not incur any trade debt, except in the normal course of business, and we may not sell, transfer, mortgage, assign, pledge, lease, grant a security interest in or encumber any of our assets, without written consent of the lender;

(xi)
We may not engage in any business activities substantially different than those which we are presently engaged, or cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, without prior written consent of the lender;

(xii)	We may not pay any cash dividends on our common stock without the prior written consent of the lender; and
(xiii)
We may not loan, invest in or advance money or assets to any other person, enterprise or entity, or purchase, acquire, or create any interest in any other enterprise or entity, or incur any obligation as a surety or guarantor other than in the ordinary course of business, without the prior written consent of the lender.

Our failure to meet these affirmative and negative covenants under the Agreement would constitute a default under the loan agreement. If we were to default under the loan agreement, and if at that time we are unable to get the lender to waive or forbear the default, then the lender could immediately terminate the loan agreement and all indebtedness then owed by us to the lender would be immediately due and payable, without any further notice by the lender. Were this to occur it would have a significant negative impact on our business and liquidity position.

As of March 31, 2008, we were not in compliance with one of the above covenants. Our tangible net worth was $2,437,000 as of March 31, 2008. Therefore, we were not in compliance with the covenant requiring us to maintain a minimum tangible net worth of $2,500,000. However, on May 13, 2008, we received a letter from Pacific Western Bank agreeing to forbear any rights or remedies it has under the credit agreement until the earlier of (i) June 30, 2008, (ii) any Event of Default by us under the credit agreement, or (iii) the changing of the covenants under a new loan agreement. Since the lender agreed to forbear any rights or remedies it has until the time periods set forth above, our non-compliance with this covenant did not have any impact on our operations or liquidity. The quarter ended June 30, 2008 is the end of our fiscal year. Currently, we do not know if we will be able to remedy this non-compliance for our quarter ended June 30, 2008, or will meet the other covenants set forth above. The letter also confirmed that we are not in default of the credit agreement as of March 31, 2008. The balance outstanding under the term loan has been classified as a current liability in the Consolidated Financial Statements.

We believe that our existing sources of liquidity, along with cash expected to be generated from sales, will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for the foreseeable future. We may need to seek to obtain additional debt or equity financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than anticipated, or if we fail to achieve anticipated revenue targets, or if we experience significant increases in the cost of raw material and equipment for resale, lose a significant customer, or increases in our expense levels resulting from being a publicly-traded company, if we achieve this status. If we attempt to obtain additional debt or equity financing, we cannot assure you that such financing will be available to us on favorable terms, or at all.

Cash Flows

The following table sets forth our cash flows for each of the following periods:

	Nine Month
	Period Ended	Year ended	Nine months ended March31,
	June 30,2006	June 30,2007	2008	2007
Provided by (used in)
Operating activities	$(17,495)	$1,242,489	$302,119	$863,426
Investing activities	36,262	1,293,247	(302,933)	1,676,992
Financing activities	(527,710)	(1,676,388)	33,567	(1,462,084)
	$(508,943)	$859,348	$32,753	$1,078,334

Cash Flows for the Nine Months Ended March 31, 2008 and 2007

Operating Activities

Operating cash flows during the 2008 and 2007 periods reflect our net loss, offset by net cash provided by operating assets and liabilities and non-cash items. During 2008 non-cash expenses included in our net loss and in operating activities totaled $453,025 compared to $2,426,272 in 2007. The primary changes resulted from the recognition of a non-cash loss of $2,459,764 from the divestiture of Accurate and Nu-Tech, partially offset by a non-cash gain from the sale of assets of $691,967, which included $542,850 for the sale of Eran’s manufacturing facility.

The changes in operating assets for fiscal 2007 resulted in $139,134 of working capital compared to uses in working capital of $460,547 for the period ended June 30, 2006. The changes primarily relate to the receipt of customer deposits for equipment sales and changes in our deferred income taxes relating to our acquisition of CNC Repos, Inc.

Investing Activities

We made capital expenditures of $302,933 and $192,596 during the 2008 and 2007 periods, respectively. These expenditures primarily relate to the purchase of machinery for our Precision Manufacturing Segment as we continue to upgrade our equipment and expand our capacity to meet customer demand and increase operating efficiencies.

During the 2007 period, we received net proceeds from the sale of our manufacturing facility of $1,926,605 and provided deposits primarily for the purchase of capital equipment of totaling $57,017.

Financing Activities

During 2008 period, borrowed $489,519, principally under our credit agreement and proceeds received from loans entered into for the purchase of capital equipment. We also made principal payments on notes and capital leases of $455,952.

During the 2007 period, we repaid $2,338,965 of debt outstanding, which includes the repayment of $1,575,202 borrowed from Financial Federal Credit relating the acquisition of Eran and the loan securing our former manufacturing facility. We also made principal payments on notes and capital leases of $294,731. The repayments were partially offset by borrowing under our credit agreement with Pacific Western Bank and proceeds from equipment loans of $906,881.

Cash Flows for the Year Ended June 30, 2007 and the Nine Month Period Ended June 30, 2006

Operating Activities

Operating cash flows during fiscal 2007 and the fiscal period ended June 30, 2006 reflect our net loss, offset by net cash provided by operating assets and liabilities and non-cash items. During fiscal 2007 non-cash items included in our net loss and in operating activities totaled $2,853,892 compared to $2,074,027 for the fiscal period ended June 30, 2006. During 2007, these items primarily resulted from the recognition of $2,459,764 in losses from divestiture of Accurate and Nu-Tech, $923,215 of depreciation and amortization expense partially offset by a gain from the sale of a manufacturing facility of $542,850. During 2006, non-cash items included in our net loss and in operating activities resulted from $793,350 of depreciation and amortization expense and an impairment charge for goodwill of $1,100,000 for Accurate Technologies.

The changes in operating assets for the fiscal 2007 resulted in $265,401 of working capital compared to uses in working capital of $343,783 for the period ended June 30, 2006. The changes primarily relate to the receipt of customer deposits for equipment sales and changes in our deferred income taxes.

Investing Activities

We made capital expenditures of $444,013 and $1,998 during the fiscal 2007 and the 2006 fiscal period, respectively. These expenditures primarily relate to the purchase of machinery for our Precision Manufacturing Segment as we continue to upgrade our equipment and expand our capacity to meet customer demand and increase operating efficiencies.

During fiscal 2007 we received net proceeds from the sale of our manufacturing facility of $1,926,605 and provided deposits primarily for the purchase of capital equipment of totaling $189,345.

Financing Activities

During the 2007 period, we repaid $2,847,281 of debt outstanding including the repayment of $1,575,202 borrowed from Financial Federal Credit relating the acquisition of Eran Engineering and the loan securing our former manufacturing facility. We also made principal payments on capital leases of $321,223. The repayments of our debt obligations were partially offset by borrowing under our credit agreement with Pacific Western Bank and proceeds from equipment loans of totaling $1,522,116. We also repurchased $30,000 of common stock.

During 2006 period, we borrowed $713,061, and made payments of $1,350,971 on outstanding notes and capital leases. We also received proceeds from the sale of common stock totaling $110,200.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of March 31, 2008:

	2009	2010	2011	2012	2013	Total

Debt obligations	$1,323,231	$286,822	$179,087	$50,360	$20,815	$1,860,316
Capital leases	69,560	55,471	18,327	18,816	6,897	169,072
Operating leases	532,221	551,136	515,978	456,687	115,002	2,171,024
	$1,925,012	$893,429	$713,392	$525,863	$142,714	$4,200,412

Quantitative and Qualitative Disclosures about Market Risk

The only financial instruments we hold are cash and cash equivalents. We also have a floating interest rate credit agreement with Pacific Western Bank. Changes in market interest rates will impact our interest costs.

We are currently billed by the majority of our vendors in U.S. dollars and we currently bill the majority of our customers in U.S. dollars. However, our financial results could be affected by factors such as changes in foreign currency rates or changes in economic conditions.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Item 3. Properties.

On February 23, 2007, we completed the sale of our Santa Ana, California, building and property used by Eran Engineering for a sales price of $2,017,000 resulting in a net gain to the Company of $691,967.

In July, 2007, we entered into a 5-year triple net lease for approximately 48,600 square feet of manufacturing and office space in a free-standing industrial building at 2672 Dow Avenue, Tustin, California 92780 for a average monthly rental of $28,390 for the first 12 months, $35,090 for the second 12 months, $36,143 for the third 12 months, $37,227 for the fourth 12 months and $38,334 for the final 12 months. The lease contains an option to renew for an additional 60 months with monthly rental of $39,494 for months 61 to 72, $40,679 for months 73 to 84, $41,900 for months 85 to 96, $43,157 for months 97 to 108 and $44,451 for months 109 to 120. We have secured the lease with a $200,000 irrevocable letter of credit from our primary bank. This letter of credit will remain outstanding through the first 24 months of the lease and will be released if we maintain all payments on time during that period. We moved our corporate headquarters and our Precision Manufacturing Group into the Tustin property.

We also have a three year lease for approximately 13,820 square feet of office and warehouse space located at 3840 East Eagle Drive, Anaheim, California at a monthly rental rate of $7,968 for the first year, $8,499 for the second year, and $9,030 for the third year.. The Machines and Tools Group is located at the Anaheim property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of March 31, 2008, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) the Officers and Directors of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner (2)	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Common Stock	Timothy D. Consalvi (3)	1,500,000	(4)	5.3%

Common Stock	Joseph Gledhill (3)	6,000,000		21.1%

Common Stock	Lawrence A. Consalvi (3)	5,880,000	(5)	20.7%

Common Stock	Stephen M. Kasprisin (3)	-0-		0%

	All officers and directors as a group (4 persons)	13,380,000		47.1%

(1)
Based on 28,378,645 shares outstanding as of March 31, 2008. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Unless indicated otherwise, the address of the shareholder is c/o Gateway International Holdings, Inc., 2672 Dow Avenue, Tustin, California 92780.
(3)	Indicates an officer and/or director of the Company.
(4)	Includes shares held in the name of Kathy Consalvi, who is the wife of Timothy D. Consalvi.
(5)	Includes shares held in the name of Lina Consalvi, who is the wife of Lawrence A. Consalvi.

Item 5. Directors and Executive Officers.

The following table sets forth the name and age of our current directors and executive officers, the principal office and position held by each, and the date each became a director or executive officer of the Company. Our executive officers are employed under employment agreements, as discussed below. The directors serve one-year terms until their successors are elected. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)

Timothy D. Consalvi (1)	48	President, Chief Executive Officer and Director
Joseph Gledhill	69	Executive Vice President and Director
Lawrence A. Consalvi (1)	50	Executive Vice President and Director
Stephen M. Kasprisin	53	Part Time Chief Financial Officer and Director

(1) Timothy D. Consalvi and Lawrence A. Consalvi are brothers.

Timothy D. Consalvi was appointed our President and Chief Executive Officer in November, 2006. He has served as one of our directors since March, 2005. Prior to his appointment as President, Mr. Consalvi served as the president of our wholly-owned subsidiary, All American CNC Sales, Inc., which he founded in 1993. As president of All American, Mr. Consalvi was responsible for the overall management of its operations including strategic planning, working directly with new equipment supplies, managing orders, deliveries and repair problems. Mr. Consalvi has been involved in the machine tool industry since 1978 and has specialized in the sale of new CNC machine tools since 1983.

Joseph T.W. Gledhill serves as one of our Executive Vice Presidents and has served as a director since 2001. Since 2003, Mr. Gledhill has served as the President of one of our wholly-owned subsidiaries, Eran Engineering, where he is responsible for its management and daily operations including supervision of precision manufacturing. Mr. Gledhill started his career in the manufacturing industry in Leeds, England in 1952. He was later employed by the American Embassy to supervise the maintenance of American hospitals in Algiers, Africa. He then immigrated to the United States and returned to work in the manufacturing industry. In 1972, he formed Mar-VI Industries and began manufacturing computer parts. In 1979, he formed Merlin Engineering. In 1984, he sold Merlin Engineering to start DJ Industries, a company specializing in the manufacture of precision machine parts to first tier customers in the defense industry. After DJ Industries was sold, Mr. Gledhill joined Elite Machine as Vice President in August 1999 and served in that capacity until October, 2003, when we purchased Eran Engineering.

Lawrence A. Consalvi serves as one of our Executive Vice Presidents and has served as a director since 2001. Mr. Consalvi served as our President and Chief Executive Officer until November, 2006, at which time he resigned those offices. Mr. Consalvi is President of Elite Machine, a company Mr. Consalvi founded in 1991. His duties at Elite Machine include the overall responsibility for strategic planning and management and identification of CNC machinery for purchase and sale. Mr. Consalvi has over twenty years of experience in CNC machine tools and sales. From 1984 until 1991, Mr. Consalvi was employed by Yamazen, USA (“Yamazen”) to head their Southern California machine tool division. Under his management, Yamazen's Southern California office became the number one office in the nation and Mori Seiki, the best selling machine tool in the United States. In 1991, Mr. Consalvi left Yamazen to start Elite Machine. As noted above, Mr. Consalvi was a named party in the enforcement proceeding instituted against us by the Commission in April 2005. During the time periods relevant in the proceeding, Mr. Consalvi was our President and Chief Executive Officer. In the proceeding, the Commission found that Mr. Consalvi, in his position as our President and Chief Executive Officer, was a cause of our failure to comply with the relevant provisions of the Exchange Act and the rules thereunder, and made a conscious decision to disregard the reporting obligations under the Exchange Act. As a result of these findings, the Commission entered an Order against Mr. Consalvi to cease and desist from causing any violations or future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder.

Stephen M. Kasprisin has served as one of our directors since November, 2006. Mr. Kasprisin joined the Company in November, 2006, as our Chief Financial Officer, a position he held until he resigned in October, 2007. In April 2008, Mr. Kasprisin agreed to serve has our part time, interim Chief Financial Officer until we are able to hire a new, full-time, Chief Financial Officer. From 2003, to 2006, Mr. Kasprisin served as the Chief Operating Officer and Chief Financial Officer of Naturade, Inc., Irvine, California, a publicly-held distributor of nutritional supplements. Mr. Kasprisin was responsible for the company’s finance, investor relations, warehousing, purchasing, management information systems and human resources. While at Naturade, Mr. Kasprisin oversaw the reduction of operating losses from $1.8 million to less than $150,000, developed inventory control processes, developed financial and regulatory reporting systems and executed a debt and equity restructuring. Mr. Kasprisin was a director of Naturade, Inc, from 2005 until he resigned in 2006. On August 31, 2006, several months after Mr. Kasprisin left his positions with Naturade, Inc., the company filed a voluntary petition for protection and reorganization under Chapter 11 of the Bankruptcy Code in Bankruptcy Court. From 2001 to 2006, Mr. Kasprisin founded and served as a principal and director of Cerius Consulting, located in Irvine, California, a middle market interim management and management consulting firm providing interim and full time executive services focused on financial and operational teams to support development and execution of strategic and tactical business plans. Mr. Kasprisin received his certification as a public accountant from the State of Ohio in 1978, is a member of the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants. Mr. Kasprisin also serves on the board of the Tustin Community Bank, Inc. (2002-present) and 2-1-1 OC, a non-profit organization (2006-present).

Other Directorships

None of our officers and directors are directors of any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Audit Committee

We do not currently have an audit committee.

Item 6. Executive Compensation.

Executive Officers and Directors

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) our Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the fiscal year ended June 30, 2007, 2006, and/or 2005 (“Named Executive Officers”):

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)		Total ($)

Timothy D. Consalvi	2007	260,000	-	-	-	-	-	10,864	(5)	270,864
President, Chief Executive Officer and Director	2006	148,923	-	-	-	-	-	4,463	(5)	153,386

Joseph Gledhill	2007	260,000	-	-	-	-	-	16,327	(6)	276,327
Executive Vice President and Director	2006	140,000	-	-	-	-	-	12,028	(6)	152,028

Lawrence A. Consalvi	2007	260,000	-	-	-	-	-	15,629	(7)	275,629
Executive Vice President and Director	2006	144,000	-	-	-	-	-	10,867	(7)	154,867

Stephen M. Kasprisin (3)	2007	134,615	-	-	-	-	-	4,874	(8)	139,489
Director and	2006	34,615	-	-	-	-	-	-		34,615
Interim Chief Financial Officer

Lloyd Leavitt (4)	2007	119,569	-	-	-	-	-	8,850	(9)	128,419
Ex-Chief Financial Officer	2006	35,385	-	-	-	-	-	2,700	(9)	38,085

*
Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 123R, Share Based Payment. Our policy and assumptions made in valuation of share based payments are contained in Note C to our December 31, 2007 financial statements. The monies shown in the “option awards” column is the total calculated value for each individual.

(1)
FY 2007 includes the period July 1, 2006 through June 30, 2007. FY 2006 includes the transitional period of September 30, 2005 to June 30, 2006 which is the transition for the change in the Company’s fiscal year end from September 30 to June 30.

(2)	Hired as our Chief Financial Officer in November, 2006.

(3)	Stephen M. Kasprisin was hired on November 13, 2006 as Chief Financial Officer, and resigned on October 17, 2007. In April 2008, Mr. Kasprisin agreed to serve as our interim Chief Financial Officer.

(4)	Lloyd Leavitt joined the Company in January, 2005 through the acquisition of Spacecraft. Mr. Leavitt’s employment was terminated in February, 2007.

(5)	Includes vehicle reimbursements of $8,156 and $2,579 in 2007 and 2006 respectively and medical and life insurance payments of $2,708 and $1,884 in 2007 and 2006 respectively.

(6)	Includes vehicle reimbursements of $13,180 and $9,886 in 2007 and 2006 respectively and medical insurance payments of $3,147 and $2,142 in 2007 and 2006 respectively.

(7)	Includes vehicle reimbursements of $12,921 and $8,983 in 2007 and 2006 respectively and medical and life insurance payments of $2,708 and $1,884 in 2007 and 2006 respectively.

(8)	Includes vehicle reimbursements of $2,400 in 2007 and medical and life insurance payments of $2,474 in 2007.

(9)	Includes vehicle reimbursements of $5,250 and $1,500 in 2007 and 2006 respectively and medical insurance payments of $3,600 and $1,200 in 2007 and 2006 respectively.

Employment Contracts

The employment agreements entered into with each of our principal executives provide for participation of the employee in any tax-qualified and nonqualified deferred compensation and retirement plans, group term life insurance plans, short-term and long-term disability plans, employee benefit plans, practices, and programs maintained or to be established by us and made available to similarly situated executives generally.

Agreement with Timothy D. Consalvi. In connection with our acquisition of All American from its sole shareholders in September, 2004, Timothy and Kathy Consalvi, All American entered into an employment agreement with Mr. Consalvi to serve as the President of All American at a compensation rate of $168,000 per annum. The initial term of this employment agreement was for one year commencing on October 1, 2004, and with automatic renewals for successive one year terms unless earlier terminated by either party. On February 1, 2007, we entered into a new employment agreement with Mr. Consalvi to serve as our President and Chief Executive Officer at an annual compensation rate of $260,000. The initial term of this employment agreement is for two years commencing February 1, 2007, with automatic renewals for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Consalvi may be terminated for cause with no further compensation. If Mr. Consalvi is terminated without cause, he is entitled to a lump sum severance payment equal to twice his annual salary at the date of termination, and medical benefits for a period of 24 months after termination. The agreement also provides that for a period of 12 months following termination of the employment agreement, Mr. Consalvi shall not (i) compete with respect to any services or products of the Company which are either offered or are being developed by the Company, (ii) attempt to influence any employee of ours to leave the employ of the Company or to aid any competitor, customer or supplier to hire any employee of ours, (iii) disclose any information about our affairs including trade secrets, know-how, customer lists, business plans, operational methods, policies, suppliers, customers or other such Company information, nor (iv) use or employ any of our information for his own benefit or in any way adverse to our interests. The agreement provides that the parties will arbitrate any disputes arising under the agreement. The agreement replaced Mr. Consalvi’s employment agreement with All American.

Agreement with Joseph T.W. Gledhill. On February 1, 2007, we entered into an employment agreement with Joseph T. W. Gledhill to serve as our Executive Vice President, and President of our wholly-owned subsidiary, Eran Engineering, Inc., at a compensation rate of $260,000 per annum. The initial term of this employment agreement is for two years commencing February 1, 2007, with automatic renewals for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Gledhill may be terminated for cause. If Mr. Gledhill is terminated without cause, he is entitled to a lump sum severance payment equal to twice his annual salary at the date of termination, and medical benefits for a period of 24 months after termination. The agreement also provides that for a period of 12 months following termination of the employment agreement, Mr. Gledhill shall not (i) compete with respect to any services or products of the Company which are either offered or are being developed by the Company, (ii) attempt to influence any employee of ours to leave the employ of the Company or to aid any competitor, customer or supplier to hire any employee of ours, (iii) disclose any information about our affairs including trade secrets, know-how, customer lists, business plans, operational methods, policies, suppliers, customers or other such Company information, nor (iv) use or employ any of our information for his own benefit or in any way adverse to our interests. The agreement provides that the parties will arbitrate any disputes arising under the agreement.

Agreement with Lawrence A. Consalvi. On February 1, 2007, we entered into an employment agreement with Lawrence A. Consalvi to serve as our Executive Vice President, and President of our wholly-owned subsidiary, E.M. Tool Company, Inc. (doing business as Elite Machine), at a compensation rate of $260,000 per annum. The initial term of this employment agreement is for two years commencing February 1, 2007, with automatic renewals for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Consalvi may be terminated for cause. If Mr. Consalvi is terminated without cause, he is entitled to a lump sum severance payment equal to twice his annual salary at the date of termination, and medical benefits for a period of 24 months after termination. The agreement also provides that for a period of 12 months following termination of the employment agreement, Mr. Consalvi shall not (i) compete with respect to any services or products of the Company which are either offered or are being developed by the Company, (ii) attempt to influence any employee of ours to leave the employ of the Company or to aid any competitor, customer or supplier to hire any employee of ours, (iii) disclose any information about our affairs including trade secrets, know-how, customer lists, business plans, operational methods, policies, suppliers, customers or other such Company information, nor (iv) use or employ any of our information for his own benefit or in any way adverse to our interests. The agreement provides that the parties will arbitrate any disputes arising under the agreement.

Agreement with Stephen M. Kasprisin. On November 13, 2006, we entered into an employment agreement with Stephen M. Kasprisin to serve as our Chief Financial Officer at a compensation rate of $200,000 per annum. The initial term of this employment agreement was for one year commencing on November 13, 2006, with automatic renewals for successive one year terms unless terminated by either party. Mr. Kasprisin resigned and terminated the agreement on October 14, 2007. We do not have an employment agreement with Mr. Kasprisin for serving as our interim Chief Financial Officer. However, we are compensating Mr. Kasprisin $1,500 per month for serving as our interim Chief Financial Officer.

Agreement with James M. Cassidy. On April 2, 2007, we entered into an agreement with James M. Cassidy to serve as our General Counsel, at a compensation rate of $120,000 per annum. The initial term of this agreement was for one year commencing on April 2, 2007, with automatic renewals for successive one year terms unless terminated by either party. The agreement provides that Mr. Cassidy may be terminated for cause. If Mr. Cassidy was terminated without cause, he would be entitled to a termination payment equal to his monthly retainer at the date of termination for a period of three months. The agreement also provides that for a period of 12 months following termination of the employment agreement, Mr. Cassidy shall not (i) disclose any information about the affairs of the Company including trade secrets, know-how, customer lists, business plans, operational methods, policies, suppliers, customers or other such Company information, nor (ii) use or employ any such Company information for his own benefit or in any way adverse to the Company’s interests. The agreement provides that the parties will arbitrate any disputes arising under the agreement. On March 13, 2008, we terminated the agreement with Mr. Cassidy for cause.

Agreement with Lloyd Leavitt. In connection with our acquisition of Spacecraft Machine Products, Inc. from Lloyd Leavitt, III and the Leavitt Family Trust in January 2005, Spacecraft entered into an employment agreement with Lloyd Leavitt, III, to serve as its President at a compensation rate of $115,050 per annum. The initial term of this employment agreement was for one year commencing on January 31, 2005, with automatic one-year renewals unless earlier terminated by either party. In September 2005, we entered into a new employment agreement with Lloyd Leavitt to perform the duties as our Chief Financial Officer, the terms of which included the issuance of 300,000 restricted shares of our common stock. The shares were valued at $357,000 based on the common stock price at the date of the award. As a result of the closure of Spacecraft, Spacecraft’s employment agreement with Mr. Leavitt was terminated. On February 28, 2007, we negotiated the termination of Mr. Leavitt’s employment with us. Under the terms of the separation agreement, Mr. Leavitt was paid his base salary for a period of 6 months following termination.

Other Compensation

We have employment agreements with several of our other employees, including Mr. Robert Crowson, our controller, as well as with, Kenneth Collini and Douglas Redoglia, both of whom are salesmen for used CNC Machines.

Director Compensation

The following table sets forth compensation paid to our directors for their service as one of our directors as of June 30, 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Timothy D. Consalvi	-	-	-	-	-	-	-

Joseph Gledhill

Lawrence A. Consalvi	-	-	-	-	-	-	-

Stephen M. Kasprisin	-	-	-	-	-	-	-

*
Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 123R, Share Based Payment. Our policy and assumptions made in valuation of share based payments are contained in the notes to our financial statements. The monies shown in the “option awards” column is the total calculated value for each individual.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers as of June 30, 2007:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Timothy D. Consalvi	-	-	-	-	-	-	-	-	-

Joseph Gledhill	-	-	-	-	-	-	-	-	-

Lawrence A. Consalvi	-	-	-	-	-	-	-	-	-

Steven M. Kasprisin	-	-	-	-	-	-	-	-	-

Item 7. Certain Relationships and Related Transactions.

Patricia Consalvi Note. On March 1, 2007, we executed a promissory note in favor of Patricia Consalvi, the mother of Timothy D. Consalvi and Lawrence A. Consalvi, our President and Executive Vice President, respectively, for the principal sum of $100,000, with interest at a rate of 6% per annum payable in twenty-three (23) consecutive installments of $4,435 with a final payment of $4,360 on February 1, 2009. The proceeds of the note were used for working capital purposes. To date we have paid the note in accordance with its terms and $47,282 remains outstanding of March 31, 2008.

Leavitt Family Trust Note. We currently have an unsecured note payable to a stockholder payable in monthly installments of $4,505 per month, non-interest bearing, including interest imputed at 12% per annum for financial statement purposes, in the aggregate amount of $139,641. As of March 31, 2008, $99,098 remains outstanding.

Joseph Gledhill Note. We have an unsecured note payable outstanding to Joseph T.W. Gledhill, one of our officers, directors and a stockholder, which was due January, 2008, with interest of 6% per annum, in the aggregate amount of $706,200. This loan from Mr. Gledhill was used for working capital requirements. This note is being repaid in accordance with its terms and $2,029 remains outstanding as of March 31, 2008.

Joseph Gledhill Note No. 2. We have a second unsecured note payable outstanding to Joseph T.W. Gledhill, one of our officers, directors and a stockholder, which is due January, 2009, with interest of 6% per annum, in the aggregate amount of $706,200. This note consolidated earlier promissory notes issued by us in favor of Mr. Gledhill. This loan from Mr. Gledhill were used for working capital requirements. This note is being repaid in accordance with its terms and $661,200 remains outstanding as of March 31, 2008.

Item 8. Legal Proceedings.

1.   Harvey L. Carmichael v. Integrity Stock Transfer, Don Maddalon, Gateway International and Lawrence A. Consalvi ; United States District Court, District of Nevada, Northern Division, Case No. 3:05-CV-00608-BES-VPC. Plaintiff initiated this action in the Nevada state court on October 11, 2005 and removed to the U.S. District Court on November 7, 2005.

The plaintiff claims to be the rightful owner of 160,000 shares of our common stock represented by five separate stock certificates issued to five separate individuals, none of which are the plaintiff. The plaintiff claims that beginning on or about July, 2005, he attempted to transfer such certificates into his name and that the defendants caused him to be unable to effect such transfer thereby prohibiting him from selling the shares and resulting in a financial loss to him. The plaintiff claims that as of October 7, 2005 the value of the shares was approximately $192,000. The case is in the discovery phase and management is defending against the action.

2.   Leon Ruder v. Elite Machine Tool Company, Superior Court of the State of California, County of Los Angeles, Central District, Case No. BC373163. Plaintiff filed this action on June 22, 2007.

The plaintiff claims that the defendant, our wholly-owned subsidiary, breached a written contract for the purchase of certain machines and sold such machines to another party causing the plaintiff economic harm. The plaintiff is seeking compensatory damages in amount of approximately $100,000 and exemplary and punitive damages. The defendant filed demurrers to the original complaint and the first amended complaint, both of which were sustained by the Court. The defendant recently received the second amended complaint and is reviewing to determine if it will file another demurrer or file an Answer to the complaint. Discovery is ongoing in this matter. Trial is currently set for July 21, 2008, but this date will likely be continued due to the demurrers to the first two complaints. Management plans to vigorously defend against this lawsuit.

3.  August Law Group v. Gateway International Holdings, Inc., Superior Court for the State of California, County of Orange, Case No. 30-2007 00100231. Plaintiff filed this action on December 13, 2007.

The plaintiff claims that the defendant breached a written contract and breached promissory note by failing to pay plaintiff according to the terms of the contract and note. The plaintiff is seeking $108,954.85, plus interest and attorney’s fees. On April 3, 2008, we settled this matter for $115,691.05 for all amounts owed, plus any interest and attorney’s fees. A Notice of Dismissal, with prejudice, has been filed with the Court and we are awaiting the signed Order from the Judge approving the settlement and dismissing the lawsuit with prejudice.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

As of March 31, 2008, there are 28,378,645 shares of our common stock issued and outstanding, and no shares of preferred stock issued or outstanding. The number of holders of record of shares of our common stock is 99. We are not obligated to register any of our issued and outstanding common stock, or any shares of common stock underlying convertible instruments, under the Securities Act of 1933, as amended.

Although we are not required to register any of our issued shares of common stock for resale, many of our shareholders may be eligible to utilize safe harbor under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) for the sale of securities under the resale exemption set forth in Section 4(1) of the Securities Act to sell their common stock. If eligible these shareholders may be able to begin selling their shares as soon as 150 days after the filing of this registration statement.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock.

In May 2005, we declared and paid a dividend of $0.005 on our common stock. The dividend was paid to all shareholders except shareholders who are also directors of the Company or members of their immediate family, all of whom waived their right to receive the dividend payment. We have not paid any dividends since May, 2005 and payment of future dividends, if any, will be dependent upon the amount of future after-tax earnings, if any, and is subject to the discretion of the Board of Directors.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Item 10. Recent Sales of Unregistered Securities.

On December 3, 2007, pursuant to the terms of the Asset Purchase Agreement with CNC Repos, Inc. we issued a total of 1,000,000 shares of common stock to Kenneth Collini (450,000 shares), Douglas Redoglia (450,000 shares), and Starr Garcia (100,000 shares), in exchange for substantially all the assets of CNC Repos, Inc. The three individuals were familiar with our operations at the time of the issuance of the shares.

On September 13, 2007, pursuant to the terms of that certain Investors Relations Agreement with First Capital Investors, we issued 150,000 shares of our common stock to First Capital Investors. The investors were all sophisticated investors and familiar with our operations at the time of the issuance of the shares.

On April 19, 2007, we issued 75,000 shares of our common stock to Robert and Kathy Page under the terms of that certain Share Exchange Agreement related to our divestment of Nu-Tech Industrial Sales, Inc. dated March 19, 2007. The investors were familiar with our operations at the time of the issuance of the shares.

On April 27, 2006, we issued a total of 183,668 shares of our common stock to seven different, non-affiliated, investors pursuant to the terms of their Stock Purchase Agreements. These shares were issued in exchange for a total of $110,000. The investors were familiar with our operations at the time of the issuance of the shares.

On March 25, 2006, we issued a total of 500,000 shares of our common stock to Timothy D. Consalvi, our current Chief Executive Officer and a Director, under the terms of that certain Share Exchange Agreement we entered into with All American CNC Sales, Inc., dated October, 2004. Under the terms of that Agreement we were obligated to issue Mr. Consalvi 500,000 shares of our common stock if All American met certain earnout thresholds, which it met. Mr. Consalvi was familiar with our operations at the time of the issuance of the shares.

On March 25, 2006, we issued a total of 450,000 shares of our common stock to Lloyd R. Leavitt, our former Chief Financial Officer, under the terms of that certain Share Exchange Agreement we entered into with Spacecraft Machine Products, Inc., dated January, 2005. Under the terms of that Agreement we were obligated to issue Mr. Leavitt 450,000 shares of our common stock if Spacecraft met certain earnout thresholds, which it met. Mr. Leavitt was familiar with our operations at the time of the issuance of the shares.

On November 26, 2005, we issued a total of 500,000 shares to Anthony L. Anish under the terms of a Fee Agreement, under which he was serving as our financial consultant. Mr. Anish was familiar with our operations at the time of the issuance of the shares.

On November 26, 2005, we issued a total of 300,000 shares to Jitu Banker in exchange for services rendered. Mr. Banker was serving as our Chief Financial Officer at the time of the issuance and was familiar with our operations.

On November 5, 2005, we issued a total of 79,412 shares of our common stock to two different, non-affiliated, investors pursuant to the terms of their Stock Purchase Agreements. These shares were issued in exchange for a total of $75,000. The investors both indicated they were accredited investors at the time of the issuance of the shares.

On October 6, 2005, we issued a total of 350,000 shares to Balmoral Companies, and its assigns, pursuant to the terms of that certain Fee Agreement. Balmoral Companies was acting as a consultant to the Company. Balmoral Companies was familiar with our operations at the time of the issuance of the shares.

On May 6, 2005, we issued Robert and Kathy Page a total of 2,500,000 shares of our common stock pursuant to that certain Share Exchange Agreement with Nu-Tech Industrial Sales, Inc., dated April 1, 2005, whereby Nu-Tech became one of our subsidiaries. Robert and Kathy Page were familiar with our operations at the time of the issuance of the shares.

Except as otherwise set forth above, the offers, sales and issuances of the securities listed above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by the issuer not involving a public offering. We made this determination based on the representations of the recipients of these securities of their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, as well as, their respective investment experience, financial condition, and familiarity with the Company and our operations. Appropriate legends were affixed to the share certificates issued in such transactions. Furthermore, all recipients had adequate access to information about our operations.

Item 11. Description of Registrant’s Securities to be Registered.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2008, there are 28,378,645 shares of our common stock issued and outstanding, and no shares of preferred stock issued or outstanding. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the articles of incorporation and its by-laws, copies of which are attached to this filing.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the common stock of the Company. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

We are not registering any shares of preferred stock in this Form 10. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.

Dividends

In May 2005, we declared and paid a dividend of $0.005 on our common stock. The dividend was paid to all shareholders except shareholders who are also directors of the Company or members of their immediate family, all of whom waived their right to receive the dividend payment. We have not paid any dividends since May, 2005 and payment of future dividends, if any, will be dependent upon the amount of future after-tax earnings, if any, and is subject to the discretion of the Board of Directors.

Transfer Agent

Integrity Stock Transfer, 2920 North Green Valley Parkway, Henderson, Nevada, serves as the transfer agent for the Company.

Item 12. Indemnification of Directors and Officers.

Article XII of our Articles of Incorporation provides that officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of Nevada Revised Statute section 78.300.

Article VI of our bylaws provide that we shall indemnify all of our officers and directors, past, present and future, against any and all expenses incurred by them, including, but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically included the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

Item 13. Financial Statements and Supplementary Data.

The financial statements and supplementary data listed in Item 15, below, are included with this registration statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There is no information required to be provided under this Item.

Item 15. Financial Statements and Exhibits.

List of Financial Statements

The following financial statements are filed as part of this registration statement:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Gateway International Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Gateway International Holdings, Inc. and its subsidiaries (collectively “Gateway”) as of June 30, 2007 and 2006, and the related statements of operations, stockholders’ equity and cash flows for the year ended June 30, 2007, and for the nine (9) months ended June 30, 2006. These consolidated financial statements are the responsibility of Gateway’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the  effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway International Holdings, Inc. and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the year ended June 30, 2007, and for the nine (9) months ended June 30, 2006, in conformity with accounting principles generally accepted in the United States.

/s/ McKennon Wilson & Morgan LLP

Irvine, California
September 27, 2007

GATEWAY INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	June 30, 2007	March 31, 2008
	(audited)	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$131,868	$972,546	$1,005,299
Accounts receivable, net	1,379,357	1,584,093	1,235,904
Inventories	940,036	963,874	1,762,899
Prepaid and other	26,111	244,060	243,171
Assets of discontinued operations	2,589,246	-	-
Deferred income taxes	-	27,081	490,851
Total current assets	5,066,618	3,791,654	4,738,124

Property and equipment, net	2,275,283	1,586,579	1,693,234
Intangible assets, net	709,544	624,004	960,270
Goodwill	194,378	194,378	392,547
Deposits and other	-	197,105	70,442
Assets of discontinued operations	12,398,445	-	-
Deferred income taxes	-	197,806	-
Total assets	$20,644,268	$6,591,526	$7,854,617

Liabilities and Shareholders’ Equity
Current liabilities:
Line of credit	$-	$565,823	$315,691
Accounts payable	1574,759	1,095,095	1,224,419
Income taxes payable	-	128,386	-
Accrued expenses	357,009	376,516	339,653
Accrued interest due to related party	-	47,203	71,239
Customer deposits	-	195,000	778,522
Notes payable	433,545	104,270	513,875
Notes payable, related party	856,488	803,798	764,568
Capital leases	196,328	88,607	69,560
Liabilities of discontinued operations	1,875,164	-	-
Deferred rent	-	-	76,856
Total current liabilities	5,293,293	3,404,698	4,154,383

Notes payable	1,486,092	115,026	221,142
Notes payable, related party	228,326	115,702	45,041
Capital leases	221,590	127,595	99,511
Liabilities of discontinued operations	388,888	-	-
Deferred tax liabilities	468,835	-	293,075
Total liabilities	8,087,024	3,763,021	4,813,152

Shareholders’ equity:
Common stock, $0.001 par value: 100,000,000 shares authorized 42,670,334, 27,645,334 and 28,378,645 shares issued and outstanding at June 30, 2006, June 30, 2007 and March 31, 2008, respectively	42,671	27,646	28,379
Additional paid-in capital	16,786,799	8,419,087	8,921,354
Accumulated deficit	(4,272,226)	(5,618,228)	(5,908,268)
Total shareholders’ equity	12,557,244	2,828,505	3,041,465
Total liabilities & shareholders' equity	$20,644,268	$6,591,526	$7,854,617

See Notes to Consolidated Financial Statements

GATEWAY INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended June 30, 2006	Year Ended June 30, 2007	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2008
			(unaudited)	(unaudited)

Sales	$11,200,364	$16,652,344	$11,504,509	$13,279,306
Cost of sales	8,853,201	11,998,306	8,208,294	9,965,664
Gross profit	2,347,163	4,654,038	3,296,215	3,313,642

Operating expenses:
Selling, general and administrative	2,665,718	3,098,283	2,527,650	3,618,134
Amortization of intangible assets	64,155	85,540	64,155	81,565
Total operating expenses	2,729,873	3,183,823	2,591,805	3,699,699
Operating income (loss)	(382,710)	1,470,215	704,410	(386,057)

Interest expense (a)	(222,285)	(332,498)	(254,764)	(108,296)
Interest income	-	5,110	1,221	4,237
Gain on sale of assets	-	691,967	681,465	43,437
Other, net	12,500	27,625	(28,046)	-
Income (loss) from continuing operations before income taxes	(592,495)	1,862,419	1,104,286	(446,679)

Income tax (provision) benefit	234,089	(748,657)	(435,712)	156,639
Income (loss) from continuing operations	(358,406)	1,113,762	668,574	(290,040)
Loss from discontinued operations, net of income taxes	(1,389,333)	(2,459,764)	(2,459,764)	-
Net loss	$(1,747,739)	$(1,346,002)	$(1,791,190)	$(290,040)

Basic and diluted net loss per share:
Continuing operations	$(0.01)	$0.03	$0.02	$(0.01)
Discontinued operations	$(0.03)	$(0.07)	$(0.06)	$-
	$(0.04)	$(0.04)	$(0.04)	$(0.01)
Weighted average number of common shares under in per share calculations (basic and diluted)	42,553,729	38,308,598	42,003,204	28,166,626

(a) Related party interest expense	$60,748	$92,531	$34,827	$28,777

See Notes to Consolidated Financial Statements

GATEWAY INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Common Stock to be	Accumulated
	Shares	Amount	Amount	Issued	Deficit	Total

Balance, September 30, 2005	41,186,666	$41,187	$15,217,117	$1,315,000	$(2,524,487)	$14,048,817
Imputed interest on related party notes	-	-	145,966	-	-	145,966
Sale of common stock	183,668	184	110,016	-	-	110,200
Issuance of common stock for acquisitions	1,300,000	1,300	1,313,700	(1,315,000)	-	-
Net loss	-	-	-	-	(1,747,739)	(1,747,739)
Balance, June 30, 2006	42,670,334	42,671	16,786,799	-	(4,272,226)	12,557,244
Imputed interest on related party notes	-	-	13,763	-	-	13,763
Common stock retired upon divestiture of business units	(14,425,000)	(14,425)	(8,352,075)	-	-	(8,366,500)
Common repurchased	(600,000)	(600)	(29,400)	-	-	(30,000)
Net loss	-	-	-	-	(1,346,002)	(1,346,002)
Balance, June 30, 2007	27,645,334	27,646	8,419,087	-	(5,618,228)	2,828,505
Common stock issued for creditor settlement	150,000	150	62,850	-	-	63,000
Retirement of stock securing repaid note	(416,689)	(417)	417	-	-	-
Common stock issued for acquisition of CNC Repos, Inc.	1,000,000	1,000	439,000	-	-	440,000
Net loss for the nine months ended March 31, 2008	-	-	-	-	(290,040)	(290,040)
Balance, March 31, 2008 (unaudited)	28,378,645	$28,379	$8,921,354	$-	$(5,908,268)	$3,041,465

See Notes to Consolidated Financial Statements

GATEWAY INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Month
	Period Ended	Year Ended	Nine Months Ended March 31,
	June 30, 2006	June 30, 2007	2007	2008
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(1,747,739)	$(1,346,002)	$(1,791,190)	$(290,040)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on divestiture of businesses	-	2,459,764	2,459,764	-
Impairment of goodwill related to divestiture of businesses	1,100,000	-	-	-
Gain on sale of assets	-	(542,850)	(691,967)	-
Depreciation	448,120	556,600	348,354	371,460
Amortization of intangible assets	345,230	366,615	64,155	81,565
Bad debt expense	88,146	-	-	-
Imputed interest on related party notes	92,531	13,763	13,763	-
Changes in operating assets and liabilities:
Accounts receivable	(817,844)	(96,292)	455,915	348,189
Inventories	(590,753)	(68,635)	(162,899)	(799,025)
Prepaid expenses and other assets	6,561	(244,060)	(165,171)	27,370
Accounts payable and accrued expenses	1,510,655	(328,934)	(427,227)	179,497
Customer deposits	(186,007)	195,000	420,023	583,522
Income taxes payable	-	128,386	-	(128,386)
Deferred rent	-	-	-	76,856
Deferred income taxes	(266,395)	149,134	339,906	(148,889)
Net cash provided by (used in) operating activities	(17,495)	1,242,489	863,426	302,119

Cash flows from investing activities:
Capital expenditures	(1,998)	(444,013)	(192,596)	(302,933)
Proceeds from sale of assets	-	1,926,605	1,926,605	-
Deposits and other	38,260	(189,345)	(57,017)	-
Net cash provided by (used in) investing activities	36,262	1,293,247	1,676,992	(302,933)

Cash flows from financing activities:
Net borrowings on line of credit	-	565,823	640,823	249,868
Proceeds from issuance of notes payable	713,061	956,293	266,058	239,651
Payments on notes payable	(1,043,419)	(2,681,966)	(1,936,258)	(223,930)
Payments on related party notes payable	(51,417)	(165,315)	(107,976)	(109,891)
Payments on capital leases	(256,135)	(321,223)	(294,731)	(122,131)
Repurchase of common stock	-	(30,000)	(30,000)	-
Proceeds from the sale of common stock	110,200	-	-	-
Net cash provided by (used in) financing activities	(527,710)	(1,676,388)	(1,462,084)	33,567

Net increase (decrease) in cash and cash equivalents	(508,943)	859,348	1,078,334	32,753

Cash and cash equivalents at beginning of period	622,141	113,198	113,198	972,546
Cash and cash equivalents at end of period	$113,198	$972,546	$1,191,532	$1,005,299

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$176,606	$328,438	$220,937	$84,260
Cash paid during the period for income taxes	$-	$6,400	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Conversion of line of credit to term loan	$-	$-	$-	$500,000
Stock issued for creditor settlement	$-	$-	$-	$63,000
Stock issued for acquisition of CNC Repos, Inc.	$-	$-	$-	$440,000
Capital expenditures acquired under capital leases	$166,435	$93,225	$96,975	$-
Repayment of note with proceeds from sale of assets	$-	$641,667	$-	$-
Fair value of stock received in business dispositions	$-	$8,366,500	$-	$-

See Notes to Consolidated Financial Statements

GATEWAY INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Gateway International Holdings, Inc. (the “Company”) was incorporated in Nevada on September 24, 1997, under the name Gourmet Gifts, Inc. Prior to December 11, 2001, the Company was engaged in the business of catalogue retail gifts. At the time, the principal business activity entailed the packaging, sale and delivery of seasonal gourmet food and beverage items. However, Gourmet Gifts, due to difficulty in raising additional working capital to execute its business plan, ceased operations, and subsequently completed a reverse merger with E.M. Tool Company, Inc., a California corporation d.b.a. Elite Machine Tool Company (“Elite”).

On December 11, 2001, Gourmet Gifts acquired 100% of the issued and outstanding capital stock of Elite. Immediately prior to the merger, the Company had 100,000,000 shares of stock authorized, of which 6,768,000 shares were outstanding. Pursuant to the merger, all of the outstanding shares of Elite, aggregating 21,262 shares, were exchanged for shares of common stock of Gourmet Gifts on a 1 to 1,274 basis or into 27,072,000 (net of 600,000 shares subsequently cancelled) shares of common stock leaving a total of 33,240,000 shares of common stock issued and outstanding after the merger. Immediately after the merger, the officers and directors of Gourmet Gifts resigned and the executive officers and directors of Elite the company elected and appointed to such positions, thereby effecting a change of control.

Due to the change in voting control and change in senior management in Gateway as a result of the merger, the transaction was recorded as a “reverse-merger” whereby Elite was considered to be the acquirer for accounting purposes. At the closing of the reverse merger, Elite became a wholly-owned subsidiary and the company changed its corporate name to Gateway International Holdings, Inc., effective January 28, 2002. After the merger, through Elite, the Company became engaged in the acquisition, refurbishment, distribution and sales of pre-owned computer numerically controlled (“CNC”) machine tools to manufacturing customers across the United States of America. This was the Company’s sole business until the acquisition of the additional businesses described below.

Acquisition of Eran Engineering, Inc.

In October, 2003, the Company acquired all the outstanding stock of Eran Engineering Inc. (“Eran”) for an aggregate purchase price of $1,250,000. The purchase price consisted of a cash payment of $650,000 and a promissory note in the amount of $600,000, payable in three equal annual installments of $200,000 and accruing simple interest at the rate of six percent (6%) per annum. Concurrently with the closing of the acquisition, Eran purchased from a partnership owned by the two selling shareholders of Eran, the building in which Eran operated its business. The purchase price for the building was $1,250,000, and was paid as follows:

•	$650,000 in cash and;

•	Promissory note in the principal amount of $600,000, bearing simple interest at the rate of 6% per annum.

The cash portion of the purchase price paid for Eran and the building was financed pursuant to a term loan from Financial Federal Credit (“FFC”), in the principal amount of $1,300,000. The loan from FFC was secured by a deed of trust on the building in February 2007 and a security interest in all the equipment owned by Eran. This note was repaid in full.

Eran manufactures and assembles specialized, precision components used in equipment and machinery in the commercial aviation, medical, aerospace and defense industries.

Acquisition of All American CNC Sales, Inc.

In October 2004, the Company acquired all the outstanding shares of All American CNC Sales, Inc. (“All American”) for an initial aggregate purchase price of $610,000. The purchase price consisted of the issuance of 1,000,000 shares of common stock. The Company valued the shares issued based on the closing stock price on the date of the acquisition. Additionally, under the Share Exchange Agreement, the selling shareholders were entitled to an earn-out if certain conditions were met. Under the earn-out provision the selling shareholders were entitled to receive an additional 500,000 shares of common stock (50% of the purchase price) based on the achievement of gross profit targets for two years following the acquisition. During the year ended September 30, 2005, shortly after the first measurement period in which Tim Consalvi achieved the earn-out provision for the issuance of 250,000 shares, the board of directors also agreed to issue the second tranche of the earn-out shares although the gross profit target had not been achieved. The Company accounted for the earn-out provision as additional purchase price based on the following:

•	Continued employment was not required for Mr. Consalvi to receive the contingent consideration.

•	Based on the historical profitability of All American, prior to the date of acquisition, the probability of achieving these targets was high.

There are no additional earn-out provisions or contingently issuable shares. The shares were valued based on the closing stock price of the date of issuance. Timothy Consalvi and Kathie Consalvi owned 100% of the common stock of All American. Tim Consalvi is the brother of Lawrence A. Consalvi, the President of Elite and one of the Company’s Directors and an Executive Vice President.

All American sells new CNC machines and was acquired to expand the product offering of the Machine Sales group.

Acquisition of Nu-Tech Industrial Sales, Inc.

In March, 2005, the Company acquired all of the outstanding stock of Nu-Tech Industrial Sales, Inc. (“Nu-Tech”) for a purchase price of $2,375,000. The purchase price consisted of the issuance of 2,500,000 shares of common stock. The Company valued the shares issued based on the closing stock price on the date of the acquisition. Nu-Tech supplies tools to the automotive, aerospace and medical equipment manufacturing industries.

Acquisition of Gledhill/Lyons, Inc., dba Accurate Technology

In December, 2004, the Company acquired all the outstanding stock of Gledhill/Lyons, Inc., dba Accurate Technology (“Accurate”) for an initial aggregate purchase price of $9,720,000. The purchase price consisted of the issuance of 12,000,000 shares of common stock. The Company valued the shares issued based on the closing stock price on the date of the acquisition. Accurate specializes in the manufacture of precision metal systems with a diverse client base in the aerospace, defense and automotive industries. A 50% shareholder of Accurate was William Gledhill, the son of Joseph Gledhill, the President of Eran, one of the Company’s Directors and an Executive Vice President.

ESK Engineering, Inc.

In December, 2004, the Company acquired all of the outstanding stock of ESK Engineering Inc. (“ESK”), for a purchase price of $212,000. The purchase price consisted of the issuance of 219,780 shares of common stock and cash consideration of $50,000. The Company valued the shares issued based on the closing stock price on the date of the acquisition. Prior to the acquisition, ESK had only one major customer, Eran. Shortly after the acquisition, the operations of ESK were merged into Eran.

Spacecraft Machine Products, Inc.

In January, 2005, the Company acquired all the outstanding stock of Spacecraft Machine Products, Inc. (“Spacecraft”) for an initial purchase price of $502,500. The purchase price consisted of the issuance of 600,000 shares of common stock and a promissory note for $220,000. The Company valued the shares issued based on the closing stock price on the date of the acquisition. Additionally, under the Share Exchange Agreement, the selling shareholder was entitled to an earn-out if certain conditions were met. Under the earn-out provision the selling shareholders were entitled to receive an additional 450,000 shares of common stock based on the achievement of annual profit targets for two years following the acquisition. During the year ended September 30, 2005, prior to the first measurement period of the earn-out provision, the board of directors issued the 450,000 share of common stock. The Company elected to pay the earn-out in conjunction with its decision to merge Spacecraft’s operations with Accurate to be fair to the selling shareholder since it would be impossible to determine if the earn-out provisions were met post-merger. The Company accounted for the earn-out provision as additional purchase price based on the following:

•	Continued employment was not required for Mr. Consalvi to receive the contingent consideration.
•	Based on the historical profitability of All American, prior to the date of acquisition, the probability of achieving these targets was high.

The exchange agreement provided for the additional payment of 450,000 shares of the Company’s common stock in each year that Spacecraft met certain annual profit goals. On December 21, 2005, the Board of Directors approved and issued all 450,000 contingent shares which were considered an additional component to the original purchase price. Such shares were issued prior to the measurement period. There are no additional earn-out provisions or contingently issuable shares.

Spacecraft had been in operation for over 35 years, operating as a precision machine tool shop specializing in the manufacture of parts for the defense, aerospace and automotive industries. In July 2005, the operations of Spacecraft were merged with Accurate. The Company closed the manufacturing facilities of Spacecraft and sold all the equipment, furniture, fixtures and fittings in an auction resulting in $560,000 of proceeds to the Company.

Acquisition and Subsequent Divestitures of Companies

In April 2005, the Company acquired 100% of the outstanding common stock of Accurate for an aggregate purchase price of $8,760,000, payable through the issuance of 12,000,000 shares of the Company’s common stock. The fair value of the common stock was based on trading price on the date of acquisition.

The purchase price of Accurate was allocated to assets acquired and liabilities assumed based on their estimated fair values determined by management as follows:

Current assets	$506,731
Plant and equipment	349,664
Intangible assets – customer list and backlog	2,164,000
Goodwill	6,588,548
Current liabilities	(848,943)
$8,760,000

In March 2005, the Company acquired 100% of the outstanding common stock of Nu-Tech for an aggregate purchase price of $2,300,000, payable through the issuance of 2,425,000 shares of the Company’s common stock. The fair value of the common stock was based on trading price on the date of acquisition.

The purchase price of Nu-Tech was allocated to assets acquired and liabilities assumed based on their estimated fair values determined by management as follows:

Current assets	$962,328
Plant and equipment	127,856
Intangible assets – customer relationships	711,000
Goodwill	1,434,399
Current liabilities	(935,583)
$2,300,000

In March 2007, the Board of Directors of the Company approved plans to divest Accurate and Nu-Tech, as a part of its strategy to exit non-core businesses. These companies were sold to the existing management of Accurate and Nu-Tech who were also members of the Company’s Board of Directors at the time of the sale, but they did not have controlling voting interests. The Company incurred aggregate non-cash loss from the sales of these businesses of $2,280,909, net of income tax benefit of $1,212,559, primarily resulting from the change in the fair value of the common stock issued in connection with these acquisitions. These divestitures have been accounted for as discontinued operations in the consolidated statements of operations and statements of cash flows.

The divestiture of Accurate, which was part of the Precision Manufacturing Group, was completed March 23, 2007 for net consideration of 12,000,000 shares of the Company’s common stock tendered with a value of $6,960,000 based upon the trading price of the Company’s stock of $0.585 as quoted on the Pink Sheets OTC Markets Inc. (“Pink Sheets”) on the date of the transaction which management believes is the representative of fair market value. The divestiture transferred substantially all of the assets and liabilities to purchasers of Accurate. The total net assets (total assets less total liabilities) transferred were $8,791,341.

During the nine months period ended June 30, 2006, the Company performed a goodwill analysis then recognized a pre-tax loss of $1,388,000, including a $1,100,000 goodwill impairment charge. The goodwill impairment resulted from a substantial increase in raw material costs during 2006 and increases within the foreseeable future that were expected to negatively impact the profit margins and cash flows. As a result of the sale of Accurate, the goodwill impairment has been included as a component of Discontinued Operations in the accompanying consolidated statements of operations for the nine month period ended June 30, 2006.

During the year ended June 30, 2007, the Company recognized a pre-tax loss on divestiture of $2,831,879 and a pre-tax loss from discontinued operations of $346,980.

The divestiture of Nu-Tech, which was part of the Precision Manufacturing segment, which closed on March 26, 2007 for net consideration of 2,425,000 shares of the Company’s common stock of $0.58 as quoted on the Pink Sheets with a value of $1,406,500 based upon the trading price of the Company’s stock on the date of the transaction. The divestiture transferred substantially all of the assets and liabilities to purchasers of Nu-Tech. The total net assets transferred were $2,129,959.

Rescissions of Previously Acquired Companies

During 2002, the Company acquired two companies, Nelson Engineering, Inc. and Bechler Cams, Inc. At the time of the acquisitions, management did not perform adequate financial and accounting due diligence in relation to the acquired companies’ accounting records. The inability to obtain this financial information meant our auditors at that time, were unable to adequately review and audit our financial statements, as required under the Exchange Act. Although the Company requested this information from Nelson Engineering, Inc. (“NEI”) and Bechler Cams, Inc. (“Bechler”), in hindsight there may have been additional actions our previous management and consultants could have taken to obtain this information. Additionally, with proper due diligence, our previous management and consultants should have obtained the financial statements and determined their ability to be audited prior to closing the acquisitions. These are two areas our new management and consultants have reviewed closely since that time to ensure this does not occur in the future.

On October 4, 2002, the Company entered into an agreement to acquire NEI, a manufacturer of precision machine parts in the electronics, medical and automotive industry sectors for a purchase price of $123,500. The purchase price consisted of the issuance of 6,175,300 shares of our common stock. The Company valued the shares issued based on the closing stock price on the date of the acquisition.

In the months following the merger, disputes arose between the President and former controlling shareholder of NEI, and our management. As a result, the parties amicably negotiated a Mutual Rescission of Contracts and Release of Claims on May 13, 2003, , pursuant to which the merger transaction was rescinded. In connection with the rescission, we returned to the former shareholders of NEI their shares of NEI acquired in the merger, in exchange for their return of the shares of our stock they received in the merger, and the immediate resignation of Don Nelson from our Board of Directors. The agreement also contained mutual releases of any and all claims. Accordingly, NEI no longer operates as our subsidiary or affiliate. The fair market value of the 6,175,300 shares of common stock returned to the Company was $370,518, based on the stock price on the date of the rescission agreement.

On November 15, 2002, the Company entered into an agreement to acquire Bechler, a machine shop specializing in the manufacturing of precision component parts for customers in the aerospace and defense sectors and surgical instruments and components in the medical sector for a purchase price of $70,600. The purchase price consisted of the issuance of 11,837,500 shares of our common stock. The Company valued the shares issued based on the closing stock price on the date of the acquisition.

Subsequent to the merger, the former owners and executive officers of BCI commenced litigation against us, our executives, the executive officers of E.M. Tool Company, Inc. alleging, among other things, that the agreement of the BCI parties to enter into the merger was obtained by fraud. We vigorously denied these allegations and, ultimately, the case was settled pursuant to a Mutual Rescission of Contracts, Settlement Agreement and Release of Claims on November 20, 2003, pursuant to which the merger transaction was formally rescinded. In connection with the rescission, we returned to the former shareholders of BCI, their shares of BCI acquired in the merger, in exchange for their return of the shares of our stock acquired in the merger, and the immediate resignation of Daniel Lennert from our Board of Directors. The agreement also contained mutual releases of any and all claims. Accordingly, BCI no longer operates as our subsidiary or affiliate. The fair market value of the 6,175,300 shares of common stock returned to the Company was $591,875, based on the stock price of the date of the rescission agreement.

Due to the Company’s inability to obtain the requisite accounting information and the short length of time from the date of acquisition to the rescission date, the financial information for NEI and Bechler was not included in the consolidated financial statements for the years ended September 30, 2002 and 2003. Additionally, the cumulative effect of the acquisition, subsequent disposition and results of operations are not included retained earnings in the accompanying consolidated financial statements. The effect of these transactions do not impact the results of operations and cash flows for nine month period ended June 30, 2006, the year ended June 30, 2007, and the nine month periods ended March 31, 2007 and 2008.

Business

The Company and its subsidiaries are currently engaged in the following businesses:

•	Acquiring and selling new Computer Numerically Controlled (“CNC”) machine-tool equipment through its All American subsidiary.

•	Acquiring, refurbishing and selling pre-owned CNC machine-tool equipment through its Elite subsidiary.

•	Manufacturing precision metal component parts in the defense, automotive, aerospace and medical industries through its Eran Engineering subsidiary.

2. Basis of Presentation and Significant Accounting Policies

Interim Financial Statements

The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments have been made, consisting of normal recurring items, that are necessary to present fairly the Company’s financial position as of March 31, 2008 and the results of operations and cash flows for the nine month periods ended March 31, 2008 and 2007 in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results for the entire year.

Change of Fiscal Year End

The Company has changed its fiscal year end to June 30 from September 30 effective June 30, 2006. As a result, the accompanying consolidated statements of operation, statements of shareholders’ equity and statements of cash flows included operating results for the nine month period ended June 30, 2006.

Discontinued Operations

In March 2007, the Company sold Accurate Technologies and Nu-Tech. The results of operations and cash flows have been eliminated as a result of the sale and the Company has not had any involvement in the operations after the sale. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, these results are presented on a historical basis as a separate line in the consolidated statements of operations labeled “Loss from Discontinued Operations”. In March 2007, the board of directors adopted a plan to dispose of Accurate and Nu-Tech.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gateway International Holdings, Inc. and its wholly-owned subsidiaries: E.M. Tool Company, Inc. d.b.a. Elite Machine Tool Company, Eran Engineering, Inc., and All American CNC Sales, Inc. All intercompany accounts and transactions have been eliminated.

Business Segments

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, requires the determination of reportable business segments (i.e., the management approach). This approach requires that business segment information used by the chief operating decision maker to assess performance and manage company resources be the source for segment information disclosure. The Company operates in two reportable segments consisting of (1) Machine Sales and (2) Precision Manufacturing.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. From time to time, the Company maintains bank account levels in excess of FDIC insurance limits. If the financial institution’s in which the Company has its accounts has financial difficulties, the Company’s cash balances could be at risk.

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance consists of the following:

	June 30, 2006	June 30, 2007	March 31, 2008
% of accounts receivable	42%	53%	53%
# of customers	3	1	1

Sales from significant customers representing 10% or more of sales consist of the following customers:

	Nine Month Period Ended	Year ended	Nine months ended March 31,
	June 30, 2006	June 30, 2007	2007	2008

% of sales	12%	28%	25%	40%
# of customers	1	1	1	2

As a result of the Company's concentration of its customer base and industries served, the loss or cancellation of business from, or significant changes in scheduled deliveries of product sold to the above customers or a change in their financial position could materially and adversely affect the Company's consolidated financial position, results of operations and cash flows.

One customer, Panasonic Avionics Corporation (“Panasonic”) included in the Precision Manufacturing segment represents a significant concentration. Sales to Panasonic as a percentage of sales within the Precision Manufacturing Segment are as follows:

	Nine Month Period Ended	Year ended	Nine months ended March 31,
	June 30, 2006	June 30, 2007	2007	2008

% of segment sales	67%	84%	82%	78%

The Company’s Precision Manufacturing segment operates a single manufacturing facility located in Tustin, California. A major interruption in the manufacturing operations at this facility would have a material adverse affect on the consolidated financial position and results of operations of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of sales and expenses during the reporting period. Significant estimates made by management are, among others, realization of inventories, collectibility of accounts receivable, litigation, impairment of goodwill, and long-lived assets other than goodwill. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values. The Company maintains cash and cash equivalents balances at certain financial institutions in excess of amounts insured by federal agencies. Management does not believe that as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Accounts Receivable

The Company performs periodic credit evaluations and continually monitors its collection of amounts due from its customers. The Company adjusts credit limits and payment terms granted to its customers based upon payment history and the customer's current creditworthiness. The Company does not require collateral from its customers to secure amounts due from them. The Company regularly reviews its accounts receivable and collection of these balances subsequent to each of these periods. The Company maintains reserves for potential credit losses, and historically, such losses have been within management expectations.

Inventories

Inventories are stated at the lower of cost, determined on a first in, first out (“FIFO”) basis average cost basis, or market. The Company adopted SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4” beginning July 1, 2006, with no material effect on its financial condition or results of operations. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) are recognized as current-period charges. Fixed production overhead is allocated to the costs of conversion into inventories based on the normal capacity of the production facilities. Market value is based on management’s estimates for future sale of the Company’s products.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Equipment under capital lease obligations is depreciated over the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Repairs and maintenance are expensed as incurred, while improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, which any resulting gain or loss included in the consolidated statements of operations.

Long-Lived Assets

The Company reviews its fixed assets and certain identifiable intangibles with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset or discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Based on management’s review, the Company determined there were no impairments of long-lived assets as of June 30, 2007 and 2006.

Goodwill and Other Intangible Assets

SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. SFAS 142 “Goodwill and Other Intangible Assets”, requires that an acquired intangible asset meeting certain criteria shall be initially recognized, and measured based on its fair value.

In accordance with SFAS 142, goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment. A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management.

SFAS 142 requires a two-step approach to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for a reporting unit could be materially affected by changes in these estimates and assumptions. Based on its review, the Company determined there was no impairment of long-lived assets from continuing operations as of March 31, 2008, June 30, 2007 and June 30, 2006.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 ("FIN 48")”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 describes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The adoption of FIN 48 did not have a material impact to the Company’s consolidated financial statements.

Income taxes for the nine months ended March 31, 2007 and the year ended June 30, 2007 have been classified to present tax provision (benefit) for continuing operations and discontinued operations separately.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition”. Revenue is recognized at the date of shipment to customers when; a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist, and collectibility is reasonably assured.

Revenues generated from the Precision Manufacturing group consist of manufactured parts and in some instances, assembly of these items based on detailed engineering specifications received by the Company from the customer. The Company generally begins to manufacture the parts upon the receipt and acceptance of a purchase order which specifies the quantity, price and delivery dates such products are required to be shipped within. Prior to shipment, physical inspection of the parts is performed to ensure specifications meet the engineering requirements. Historically, customer returns have been inconsequential.

Revenues generated from the sales of new and pre-owned CNC machines from the Machine Tools group are based on the acceptance of a purchase order and the customer’s acknowledgement of the Company’s terms and conditions which specifies the shipping terms, payment terms and the warranty period, if any. In certain instances, the Company may perform installation services including the leveling of the machine, which is inconsequential. Under agreements with certain new equipment manufacturers, a ninety day warranty is provided to customers whereby the manufacturer is responsible for any replacement parts and the Company is responsible for the installation of the parts. In certain instances, the Company provides warranties for used equipment for periods ranging up to ninety days. Historically, warranty costs have been inconsequential. Generally, the Company does not accept returns.

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits.

Advertising

The Company expenses the cost of advertising when incurred as selling expenses. Advertising expenses were $26,230 and $26,082, for the years ended June 30, 2007 and 2006, respectively.

Net Loss per Share

Basic loss per share is calculated by dividing net loss by the Company’s weighted average common shares outstanding during the period. Diluted net loss per share reflects the potential dilution to basic earnings per share that could occur upon conversion or exercise of securities, options or other such items to common shares using the treasury stock method, based upon the Company’s weighted average fair value of the common shares during the period. For each period presented, basic and diluted loss per share amounts are identical as the effect of potential common shares is antidilutive.

Fair Value of Financial Instruments

Financial instruments are recorded on the consolidated balance sheets. The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt approximates the carrying amounts based upon the expected borrowing rate for debt with similar remaining maturities and comparable risk. The fair value of related party notes cannot be readily determined because of the nature of the relationship between the Company and the lenders.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” ("SFAS 157"). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007, although early adoption is permitted. The Company is currently assessing the potential effect, if any, of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 ("SFAS 159")”. SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The Company is currently evaluating the impact, if any, of SFAS 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations.

3. Acquisition

On October 16, 2007, the Company acquired 100% of the outstanding common stock of CNC Repos, Inc. (“CNC Repos”) for an aggregate purchase price of $440,000 in exchange for 1,000,000 shares of the Company’s common stock and an earn out provision which provides for the issuance of an additional up to 500,000 shares of the Company’s common stock if $3,000,000 of sales are generated within one year from the date of acquisition. If sales are less than $3,000,000, but equal or exceed $2,700,000, then the Company will be required to issue an additional 400,000 shares of common stock. CNC Repos provides repossession, recovery and remarketing of CNC machines for financial institutions. The contingent consideration will be recorded as compensation expense when and if the milestone has been met.

The acquisition has been accounted for using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”, whereby the estimated purchase price has been allocated to tangible and intangible net assets acquired based upon their fair values at the date of acquisition. The fair value of the common stock of $0.42 per share was based on trading prices prior to the delisting of the Company during 2007. Management believes this stock price is representative of the fair market value of the Company’s stock on the date of acquisition.

The components of the aggregate purchase price are as follows:

Consideration paid:
Fair value of common stock issued	$420,000
Direct acquisition costs	20,000
$440,000

The purchase price of CNC has been allocated to assets acquired and liabilities assumed based on their estimated fair values determined by management as follows:

Intangible assets -customer relationships	$417,831
Deferred tax liability	(176,000)
Goodwill	198,169
$440,000

The purchase price represented a premium over CNC Repos acquired assets, resulting in the recognition of $198,169 of goodwill. The resulting intangible assets and goodwill are not deductible for federal and state income tax purposes. As a result, the Company recorded a deferred tax liability equal to value assigned to the intangible assets and goodwill multiplied by the statutory income tax rates. The customer relationships are considered an intangible asset and are being amortized over the estimated useful live of ten years from the date of the acquisition. The estimated useful life was determined based upon the historical lives of the customer base. The goodwill is not subject to amortization and the amount assigned to goodwill is not deductible for tax purposes.

4. Inventories

Inventories consist of the following at:

	June 30, 2006	June 30, 2007	March 31, 2008

Finished components and parts	$266,917	$482,447	$549,394
CNC machines held for sale	560,527	265,364	887,023
Work in progress	112,591	115,286	125,892
Raw materials and parts	-	100,777	200,590
	$940,036	$963,874	$1,762,899

5. Note Receivable

On January 10, 2008, the Company entered into a promissory note agreement in the amount of $100,000 with a shareholder of the Company and the brother in-law to Larry Consalvi, an executive officer, member of the Company’s board of directors and the single largest shareholder. The note is due on or before January 10, 2009 and is secured by 357,142 shares of common stock of the Company. The note bears interest at a rate of 9.25% per annum and is payable upon maturity of the note.

6. Property and Equipment

Property and equipment consists of the following at June 30:

	Estimated useful life (in years)	2006	2007

Machinery and equipment	7	$1,602,296	$2,125,983
Equipment under capital leases	4 to 5	258,912	520,025
Building	38	1,250,000	-
Furniture, fixtures and office equipment	3 to 5	118,320	153,818
Vehicles	5	58,428	72,939
Leasehold improvements	12	51,540	14,351
		3,374,639	2,887,116
Less accumulated depreciation and amortization		(1,099,356)	(1,300,537)
		$2,275,283	$1,586,579

Depreciation expense was $276,096 and $412,750 for the period ended June 30, 2006 and the year ended June 30, 2007, respectively. Depreciation expense was $348,354 and $371,460 for the nine months ended March 31, 2007 and 2008, respectively.

On February 23, 2007, the Company completed the sale of its former manufacturing facility for aggregate proceeds of $2,017,000 resulting in a gain on the sale of $691,967. The facility was sold to facilitate the expansion of its Precision Manufacturing operation.

7. Intangible Assets

Intangible assets consist of the following at:

		2006
	Life (in years)	Cost	Accumulated Amortization	Carrying Amount	Accumulated Amortization	Carrying Amount

Customer relationships	10	$855,400	$(145,856)	$709,544	$(231,396)	$624,004

Estimated intangible asset amortization expense for the remaining carrying amount of intangible assets is as follows for the years ending June 30,:

2008	$85,540
2009	85,540
2010	85,540
2011	85,540
2012	85,540
Thereafter	196,304
$624,004

Amortization expense was $64,155 for the nine month period ended June 30, 2006 and year ended June 30, 2007, respectively. Amortization expense was $64,155 and $81,565 for the nine months ended March 31, 2007 and 2008, respectively.

8. Goodwill

Goodwill as of June 30, 2007 consist of the excess of the purchase price over the fair value of the assets acquired and liabilities assumed in connection with the Company’s acquisition of All American. Management performed its annual goodwill impairment analysis as of its latest fiscal year ended and at March 31, 2008 and concluded there were no indicating factors that give rise to an impairment to the carrying value.

The changes in the carrying amount of goodwill is as follows:

	Machine Sales	Precision Manufacturing	Total
Balance at September 30, 2005	$194,378	$10,436,205	$10,630,583
Impairment of Accurate		(1,100,000)	(1,100,000)
Balance at June 30, 2006	194,378	9,336,205	9,530,583
Goodwill written off related to sale of Nu-Tech	-	(1,672,319)	(1,672,319)
Goodwill written off related to sale of Accurate and Spacecraft	-	(7,663,886)	(7,663,886)
Balance at June 30, 2007	194,378	-	194,378
Acquisition of CNC Repos	198,169	-	198,169
Balance at March 31, 2008	$392,547	$-	$392,547

9. Accrued Expenses

Accrued expenses consist of the following at June 30:

	2006	2007
Professional fees	$-	$70,000
Compensation and related benefits	64,305	97,487
Other	292,704	209,029
	$357,009	$376,516

10. Capital Leases

The Company leases certain equipment under capital leases with terms ranging from four to five years. Future annual minimum lease payments are as follows as of June 30,:

2008	$114,606
2009	101,636
2010	32,372
Total minimum lease payments	248,614
Less amount representing interest	(32,412)

Present value of future minimum lease payments	216,202

Less - current portion of capital lease obligations	(88,607)

Capital lease obligations, net of current portion	$127,595

11. Line of Credit and Notes Payable

Pacific Western Bank Credit Agreement

On August 21, 2006, the Company entered into credit agreement with Pacific Western Bank (“PWB”). The credit agreement provides for borrowings of up to $1,500,000 through a line of credit which is secured by substantially all of the Company’s assets and personal guarantees by two of the executive officers, Joseph Gledhill and Larry Consalvi. On November 15, 2007, the credit agreement was amended to reduce the amount available under the line of credit to $1,000,000 and to provide a term loan for $500,000. On November 15, 2007, the Company converted $500,000 of outstanding principal into a term loan.

The line of credit has a stated interest rate equal to the lender's referenced prime rate plus 1.5%, or 6.75% and 9.75% per annum at March 31, 2008 and June 30, 2007, respectively. Interest is payable monthly with the outstanding principal balance due on November 21, 2008. The amount available for borrowings is determined based on a monthly basis based on 80% of eligible accounts receivable, as defined. The Company also has an irrevocable letter of credit outstanding of $200,000. The proceeds are used for general working capital needs. The amount available for borrowings under the line of credit was $413,471 and $734,177 at March 31, 2008 and June 30, 2007, respectively.

The term loan provides for borrowings of up to $500,000. The loan has a stated interest rate equal to the lender's referenced prime rate plus 1.5%, or 6.75% and 9.75% per annum at March 31, 2008 and June 30, 2007, respectively. Principal and interest payments are payable monthly.

The credit agreement also requires us to maintain certain financial and non-financial covenants. The Company is required to maintain at all times a minimum tangible net worth, as defined of at least $2,500,000. The tangible net worth was $2,437,000. As of March 31, 2008, the Company was not in compliance with this covenant. On May 13, 2008, the Company received a letter of forbearance from PWB on a day to day basis provided that the forbearance shall cease upon the earlier of (i) June 30, 2008 or (ii) the occurrence of any additional event of default, as defined, or (iii) the covenants are changed in a new credit agreement. Balance of the term loan outstanding under this agreement has been classified as a current liability in the accompanying consolidated balance sheets.

Financial Federal Credit Business Loan Agreement

On August 21, 2006, the Company, entered into a loan agreement with a bank for $1,350,000. On February 23, 2007, the Company sold the real property secured by this loan and the loan was paid in full. The loan, while outstanding, had an interest rate at the lender’s referenced prime rate plus 1.5%, per annum.

Notes payable consist of the following at June 30:

	2006	2007

Note payable to a financial institution, secured by the underlying equipment, payable in monthly installments of $2,617 including interest at 9.75% per annum for a 60 month term maturing on August 11, 2011.	$—	$128,217

Two notes payable to a financial institution, secured by the underlying vehicles, payable in aggregate monthly installments of $1,278 including interest at 2.9% per annum for a period of 36 months.	—	31,079

Unsecured bank loan for working capital purposes with interest of 11.50% per annum, due on demand.	—	60,000

Secured notes payable to a First Financial Credit	1,575,203	—

Notes payable to two individuals with aggregate monthly payments of $18,049, including interest at 6% per annum, maturing in January 2008. The note is secured by 833,378 shares of the Company’s common stock	344,434	—
Total	1,919,637	219,296
Less - current portion	(433,545)	(104,270)
Long-term portion	$1,486,092	$115,026

Maturities of notes payable consist of the following at June 30:

Year ending	Amount
2008	$104,270
2009	44,948
2010	36,061
2011	31,400
2012	2,617
Thereafter	-
Total	$219,296

12. Notes Payable to Related Parties

Notes payable to related parties consist of the following as of June 30:

	2006	2007

Unsecured note payable to Joseph T. W. Gledhill for working capital requirements, due January 2009, with interest of 6% per annum.	$747,821	$676,200

Unsecured note payable to a related party, the mother of Timothy Consalvi, for working capital requirements due February 1, 2009, payable in monthly installments of $4,435 including interest at 6% per annum.	100,000	84,143

Unsecured note payable to a shareholder payable in monthly installments of $4,505 per month, non-interest bearing, including interest imputed at 12% per annum for financial statement purposes.	186,993	139,641

Unsecured note payable to a shareholder payable in monthly installments of $1,000 per month, including interest at 6% per annum due January 21, 2008.	—	19,516

Unsecured note payable to Joseph T.W. Gledhill payable in monthly installments of $6,250 per month, non-interest bearing. Interest has been imputed at a rate of 12% per annum for financial statement purposes	50,000	—
Total	1,084,814	919,500
Less - current portion	(856,488)	(803,798)
Long-term portion	$228,326	$115,702

Future annual maturities of notes payable to related parties consist of the following at June 30:

2008	$803,798
2009	88,680
2010	27,022
Total	$919,500

Interest expense on notes payable, capital leases and notes payable-related parties for the nine month period ended June 30, 2006 and year ended June 30, 2007, was $222,285 and $332,498, respectively.

13. Guarantees, Commitments and Contingencies

The Company has entered into product warranty agreements for certain used CNC machines it sells that contain features which meet the definition of a guarantee under FASB Interpretation No. 45 (“FIN 45”). FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party. The Company has the following guarantees which are subject to the disclosure requirements of FIN 45:

The Company has provided certain of its customers with product warranties of ninety days from the date of sale. Based on management’s best estimate of probable liability under its product warranties, an accrual equal to $5,000 was recognized as of June 30, 2006 and 2007. Warranty expense was $5,000 for the nine month period ended June 30, 2006 and for the year ended June 30, 2007.

The Company leased certain of its facilities under non-cancelable operating lease arrangements.

Rent expense was $93,244 and $170,808 for the nine month period ended June 30, 2006 and for the year ended June 30, 2007, respectively.

On July 1, 2007, the Company entered into a five year lease agreement for its Precision Manufacturing segment and corporate offices. The minimum annual rental payments range from $408,816 to $460,000 from lease inception to the end of the term.

On November 1, 2007, the Company renewed its lease for its Machine Tools segment. The lease is for a term of three years with annual payments ranging from $114,207 in 2009 to $120,579 from the lease inception to the end of the lease term.

Employment Agreements

On February 1, 2007, the Company entered into an employment agreement with Mr. Timothy Consalvi to serve as its President and Chief Executive officer at a compensation rate of $260,000 per annum from $168,000. Previously, Mr. Timothy Consalvi was the President of AACNC and had a separate employment agreement. The initial term of this employment agreement is for two years commencing on February 1, 2007, and automatically renews for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Consalvi may be terminated for cause. If Mr. Consalvi is terminated without cause, he is entitled to a severance payment equal to his monthly salary at the date of termination for a period of 24 months.

On February 1, 2007, the Company entered into an employment agreement with Mr. Lawrence Consalvi to serve as its Executive Vice President and President of its wholly-owned subsidiary, EM Tool, Inc., at a compensation rate of $260,000 per annum. The initial term of this employment agreement is for two years commencing on February 1, 2007, and automatically renews for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Consalvi may be terminated for cause. If Mr. Consalvi is terminated without cause, he is entitled to a severance payment equal to his monthly salary at the date of termination for a period of 24 months.

On February 1, 2007, the Company entered into an employment agreement with Mr. Joseph Gledhill to serve as its Executive Vice President and President of its wholly-owned subsidiary, Eran Engineering, Inc., at a compensation rate of $260,000 per annum. The initial term of this employment agreement is for two years commencing on February 1, 2007, and automatically renews for successive two year terms unless terminated by either party. The employment agreement provides that Mr. Gledhill may be terminated for cause. If Mr. Gledhill is terminated without cause, he is entitled to a severance payment equal to his monthly salary at the date of termination for a period of 24 months.

14. Litigation

Harvey L. Carmichael v. Integrity Stock Transfer, Don Maddalon, Gateway International and Lawrence A. Consalvi; United States District Court, District of Nevada, Northern Division, Case No. 3:05-CV-00608-BES-VPC. Plaintiff initiated this action in the Nevada state court on October 11, 2005 and removed to the U.S. District Court on November 7, 2005.

The plaintiff claims to be the rightful owner of 160,000 shares of the Company’s common stock represented by five separate stock certificates issued to five separate individuals, none of which are the plaintiff. The plaintiff claims that beginning on or about July, 2005, he attempted to transfer such certificates into his name and that the defendants caused him to be unable to effect such transfer thereby prohibiting him from selling the shares and resulting in a financial loss to him. The plaintiff claims that as of October 7, 2005 the value of the shares was approximately $192,000. The case is in the discovery phase and management is defending against the action.

Leon Ruder v. Elite Machine Tool Company, Superior Court of the State of California, County of Los Angeles, Central District, Case No. BC373163. Plaintiff filed this action on June 22, 2007.

The plaintiff claims that the defendant breached a written contract for the purchase of certain machines and sold such machines to another party causing the plaintiff economic harm. The plaintiff is seeking compensatory damages in amount of approximately $100,000 and exemplary and punitive damages. The defendant has filed an Answer to the complaint and management has not yet made a determination whether to attempt to settle the action or to pursue its defense.

15. Income Taxes

The provision (benefit) for income taxes is comprised of:

	Nine month period ended June 30, 2006	Year ended June 30, 2007	Nine months ended March 31, 2008

Current federal	$-	$32,632	$(129,838)
Current state	6,400	115,759	(26,801)
Deferred federal	(194,734)	683,224	-
Deferred state	(45,755)	(82,958)	-
Provision (benefit) for income taxes	$(234,089)	$748,657	$(156,639)

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The differences between the federal statutory tax rate of 34% and the effective tax rates are primarily due to state income tax provisions, net operating loss (“NOL”) carry forwards, deferred tax valuation allowance and permanent differences as follows:

	Nine month period ended June 30, 2006	Year ended June 30, 2007	Nine months ended March 31, 2008

Statutory rate	34%	34%	34%
Increase (decrease) in taxes resulting from the following:
State income taxes, net of federal benefit	6%	6%	6%
Permanent differences and other	1%	1%	1%
Other	-1%	-1%	-6%
	40%	40%	35%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities consist of the following at June 30:

	Asset (liability)
	June 30,
	2006	2007	March 31, 2008
Deferred tax assets:
Current:
State income taxes	$-	$11,152	$11,152
Allowance for doubtful accounts	43,513	15,929	15,929
Net operating loss carry forwards	-	-	463,770
	43,513	27,081	490,851
Non-current:
Net operating loss carry forwards	943,707	259,457	-
Other		38,054	-
Allowance for doubtful accounts		-	-
	943,707	297,511	-
Deferred tax liabilities:
Non-current
Intangible assets	(1,357,595)	-	(158,590)
Depreciation	(98,460)	(99,705)	(134,485)
	(1,456,055)	(99,705)	(293,075)
Total	$(468,835)	$224,887	$197,776

The Company’s income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. As of June 30, 2007, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $564,666 and $763,238, respectively, net of Internal Revenue Code ("IRC") Section 382 limitations. These net operating losses are available to offset future regular and alternative minimum taxable income.

Federal and state tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in IRC Section 382. The Company determined that ownership changes have occurred that affect its ability to fully utilize its net operating loss carryforwards. Consequently, a portion of the Company's tax carryforwards will expire before they can be fully utilized. The Company has therefore, reduced its reported available federal and state NOL carryforwards by approximately $477,815 and $787,008, respectively. If not used, these carry forwards will begin expiring between 2012 and 2021. The annual NOL deduction amount for both federal and state is limited to $25,519. The Company believes it is more likely than not its deferred tax assets will be fully realizable in future years. Management has based its assessment on available historical and projected operating results.

16. Shareholders’ Equity

The Company’s articles of incorporation authorize up to 10,000,000 shares of $0.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time as the Board of Directors determine. The Company had no shares of preferred stock issued and outstanding.

Stock Repurchase Program

On August 31, 2006, the Company announced a stock repurchase program to repurchase up to 2,500,000 shares of common stock. The program authorized the program the repurchase of shares at certain times and price levels that are satisfactory to the Company. As of June 30, 2007, the Company has repurchased and retired 600,000 shares of common stock at $0.05 per share, or $30,000, in a private negotiated transaction. The program was terminated on July 31, 2007.

Non-Qualified Stock Option Plan

In November 2006, the Board of Directors approved a Non-Qualified Stock Option Plan for key managers, which, among other provisions, provides for the granting of options by the board at strike prices at or exceeding market value, and expiration periods of up to ten years. No stock options have been granted under this plan.

17. Segments and Geographic Information

The Company’s segments consist of individual companies managed separately with each manager reporting to the Board. “Other” represents corporate functions. Sales, and operating or segment profit, are reflected net of inter-segment sales and profits. Segment profit is comprised of net sales less operating expenses and interest. Income taxes are not allocated and reported by segment since they are excluded from the measure of segment performance reviewed by management.

Segment information is as follows as of and for the nine months ended June 30, 2006:

	Machine Sales	Precision Manufacturing	Discontinued Operations	Corporate	Total
Revenues	$8,544,215	$2,656,149	$9,180,647	$-	$20,381,011
Interest income	-	-	-	-	-
Interest expense	(595)	91,815	-	131,065	222,285
Depreciation and amortization	68,690	271,561	172,024	-	512,275
Income (loss) before taxes	389,400	123,676	(1,421,639)	(1,105,570)	(2,014,133)
Total assets	2,332,043	3,983,642	14,183,868	144,714	20,644,267
Capital expenditures	$7,460	$68,949	$-	$-	$76,409

Segment information is as follows as of and for the year ended June 30, 2007:

	Machine Sales	Precision Manufacturing	Discontinued Operations	Corporate	Total

Revenues	$10,990,408	$5,661,936	$9,927,371	$-	$26,579,715
Interest income	3,047	-	-	2,063	5,110
Interest expense	118,882	123,163	-	90,453	332,498
Depreciation and amortization	105,308	392,982	143,550	-	641,840
Income (loss) before taxes	(1,701)	2,232,897	(3,767,358)	(368,777)	(1,904,939)
Total assets	2,257,125	3,987,813	-	346,588	6,591,526
Capital expenditures	$44,924	$492,314	$-	$-	$537,238

Segment information is as follows as of and for the nine months period ended March 31, 2007:

	Machine Sales	Precision Manufacturing	Discontinued Operations	Corporate	Total
Revenues	$7,651,755	$3,852,754	$9,927,371	$-	$21,431,880
Interest income	1,221	-	-	-	1,221
Interest expense	110,400	113,003	-	31,361	254,764
Depreciation and amortization	14,346	334,009	143,550	64,155	556,060
Income (loss) before taxes	(752,755)	1,895,607	(3,767,358)	(38,566)	(2,663,072)
Total assets	2,110,499	3,490,926	-	801,231	6,402,656
Capital expenditures	$50,007	$72,473	$-	$70,116	$192,596

Segment information is as follows as of and for the nine months period ended March 31, 2008:

	Machine Sales	Precision Manufacturing	Corporate	Total
Revenues	$8,975,782	$4,303,524	$-	$13,279,306
Interest income	2,126	-	2,111	4,237
Interest expense	7,054	29,267	71,975	108,296
Depreciation and amortization	38,894	343,144	70,988	453,026
Income (loss) before taxes	(513,739)	314,570	(247,510)	(446,679)
Total assets	3,296,789	3,756,404	801,424	7,854,617
Capital expenditures	$39,098	$255,412	$8,423	$302,933

Sales are derived principally from customers located within the United States

Long-lived assets consist of property, plant and equipment and intangible assets, primarily located within the United States.

18. Discontinued Operations

The following represents the results of discontinued operations for the following periods:

	Nine Month Period Ended June 30, 2006	Year Ended June 30, 2007

Net sales	$9,180,647	$9,927,371
Loss from discontinued operations before income taxes	(1,421,639)	(273,810)
Income tax benefit	32,306	95,035
Loss from discontinued operations after income taxes	(1,389,333)	(178,775)
Loss on sale of discontinued operations before income taxes	-	(3,493,548)
Income tax benefit from sale of discontinued operations	-	1,212,559
Loss on sale of discontinued operations after income taxes	-	(2,280,989)
Loss from discontinued operations and loss on sale, net of tax benefit	$(1,389,333)	$(2,459,764)

The loss on sale of discontinued operations of $2,280,989 includes a deferred tax benefit of $1,212,559 related to the difference between the income tax bases which the company carried over as a result of tax-free acquisitions in prior years, which the company recorded at fair value for financial reporting purposes.

For the nine months ended March 31, 2007, the discontinued operations are identical to the amounts shown above for the year ended June 30, 2007 as the divestitures occurred during the nine month period ended March 31, 2007.

The following is the combined, condensed balance sheet of Accurate and Nu-Tech as of the dates of the respective sales.

Cash	$190,928
Accounts receivable and other (net)	1,426,912
Inventories	1,116,102
Intangibles, net	2,178,367
Goodwill	9,244,194
Total assets	$14,156,503

Accounts payable and accrued liabilities	$(1,412,122)
Deferred income taxes	(1,212,559)
Notes payable and capital lease obligations	(610,522)
Total liabilities	$(3,253,203)

There are no contingent liabilities outstanding as of June 30, 2007 related to these discontinued operations. The Company did not allocate any interest to its discontinued operations.

Index to Exhibits

Item No.	Description

3.1 (1)	Articles of Incorporation of Gateway International Holdings, Inc., a Nevada corporation, as amended

3.2 (1)	Bylaws of Gateway International Holdings, Inc., a Nevada corporation

10.1 (1)	Asset Purchase Agreement with CNC Repos, Inc. and certain of its shareholders dated October 1, 2007

10.2 (1)	Commercial Real Estate Lease dated February 15, 2007 for the office space located in Tustin, CA

10.3 (1)	Commercial Real Estate Lease dated November 15, 2007 for the office space located in Anaheim, CA

10.4 (1)	Employment Agreement with Timothy D. Consalvi dated February 1, 2007

10.5 (1)	Employment Agreement with Joseph T.W. Gledhill dated February 5, 2007

10.6 (2)	Employment Agreement with Lawrence A. Consalvi dated February 5, 2007

10.7 (1)	Share Exchange Agreement with Gledhill/Lyons, Inc. dated March 26, 2007

10.8 (1)	Share Exchange Agreement with Nu-Tech Industrial Sales, Inc. dated March 19, 2007

10.9 (1)	Fee Agreement with Steve Kasprisin dated April 30, 2008

21 (1)	List of Subsidiaries

(1) Incorporated by reference from our Registration Statement on Form 10-12G filed with the Commission on May 16, 2008.

(2) Incorporated by reference from our Registration Statement on First Amended Form 10-12G/A filed with the Commission on July 16, 2008.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2008	Gateway International Holdings, Inc.

/s/ Timothy D. Consalvi
By: Timothy D. Consalvi
Its: President